Exhibit 99.1

COSTAMARE INC.

Consolidated Balance Sheets

As of December 31, 2022 and June 30, 2023

(Expressed in thousands of U.S. dollars)

	December 31, 2022	June 30, 2023
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents (Note 1)	$718,049	$682,732
Restricted cash (Note 1)	9,768	10,189
Margin deposits (Note 22(d))	-	47,531
Accounts receivable, net (Note 3)	26,943	41,843
Inventories (Note 6)	28,039	54,436
Due from related parties (Note 3)	3,838	1,331
Fair value of derivatives (Notes 22 and 23)	25,660	32,244
Insurance claims receivable	5,410	14,459
Time charter assumed (Note 14)	199	199
Accrued charter revenue (Note 14)	10,885	10,158
Short-term investments (Note 5)	120,014	147,986
Investment in leaseback vessels (Note 12(b))	-	12,522
Net investment in sales type lease vessels, current (Note 12(c))	-	14,150
Prepayments and other assets	10,622	42,560
Vessels held for sale (Note 7)	55,195	-
Total current assets	1,014,622	1,112,340
FIXED ASSETS, NET:
Vessels and advances, net (Note 7)	3,666,861	3,539,869
Total fixed assets, net	3,666,861	3,539,869
OTHER NON-CURRENT ASSETS:
Equity method investments (Note 10)	20,971	8,984
Investment in leaseback vessels, non-current (Note 12(b))	-	68,247
Accounts receivable, net, non-current (Note 3)	5,261	5,111
Deferred charges, net (Note 8)	55,035	63,271
Finance leases, right-of-use assets (Note 12(a))	-	39,916
Net investment in sales type lease vessels, non-current (Note 12(c))	-	33,358
Restricted cash, non-current (Note 1)	83,741	83,312
Time charter assumed, non-current (Note 14)	468	369
Accrued charter revenue, non-current (Note 14)	11,627	12,509
Fair value of derivatives, non-current (Notes 22 and 23)	37,643	39,167
Operating leases, right-of-use assets (Note 13)	-	301,801
Total assets	$4,896,229	$5,308,254
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 11)	$320,114	$331,622
Accounts payable	18,155	37,377
Due to related parties (Note 3)	2,332	2,415
Finance lease liability (Note 12)	-	2,592
Operating lease liabilities, current portion (Note 13)	-	165,954
Accrued liabilities	51,551	43,306
Unearned revenue (Note 14)	25,227	52,362
Fair value of derivatives (Notes 22 and 23)	2,255	20,139
Other current liabilities	3,456	5,369
Total current liabilities	423,090	661,136
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 11)	2,264,507	2,099,584
Finance lease liability, net of current portion (Note 12)	-	25,244
Operating lease liabilities, non-current portion (Note 13)	-	135,847
Fair value of derivatives, non-current portion (Notes 22 and 23)	13,655	11,322
Unearned revenue, net of current portion (Note 14)	34,540	31,342
Other non-current liabilities	-	2,422
Total non-current liabilities	2,312,702	2,305,761
COMMITMENTS AND CONTINGENCIES (Note 15)	-	-
Temporary equity – Redeemable non-controlling interest in subsidiary – (Note 16)	3,487	(827)
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 17)	-	-
Common stock (Note 17)	12	12
Treasury stock (Note 17)	(60,095)	(91,256)
Additional paid-in capital (Note 17)	1,423,954	1,431,762
Retained earnings	746,658	923,188
Accumulated other comprehensive income (Notes 22 and 24)	46,421	38,855
Total Costamare Inc. stockholders’ equity	2,156,950	2,302,561
Non-controlling interest (Note 1)	-	39,623
Total stockholders’ equity	2,156,950	2,342,184
Total liabilities and stockholders’ equity	$4,896,229	$5,308,254

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Unaudited Consolidated Statements of Income

For the six-month periods ended June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the six-month periods ended June 30,
	2022	2023
REVENUES:
Voyage revenue (Note 19)	$558,937	$614,712
Income from investments in leaseback vessels	-	1,477
Total revenues	558,937	616,189
EXPENSES:
Voyage expenses	(19,833)	(101,011)
Charter-in hire expenses (Note 2(b))	-	(86,961)
Voyage expenses-related parties (Note 3)	(7,740)	(6,636)
Vessels’ operating expenses	(133,351)	(130,607)
General and administrative expenses	(5,386)	(7,132)
General and administrative expenses – related parties (Note 3)	(5,699)	(4,197)
Management and agency fees-related parties (Note 3)	(21,892)	(30,061)
Amortization of dry-docking and special survey costs (Note 8)	(5,646)	(9,457)
Depreciation (Notes 7, 12 and 24)	(82,476)	(82,411)
Gain on sale of vessels, net (Note 7 and 12(c))	21,250	118,046
Foreign exchange gains	387	1,829
Operating income	298,551	277,591
OTHER INCOME / (EXPENSES):
Interest income	138	16,371
Interest and finance costs (Note 20)	(55,211)	(73,337)
Income / (Loss) from equity method investments (Note 10)	776	(1,137)
Other, net	1,680	3,756
Loss on derivative instruments, net (Note 22)	(910)	(6,986)
Total other expenses, net	(53,527)	(61,333)
Net income	$245,024	$216,258
Net loss attributable to non-controlling interest in subsidiaries (Note 16)	-	3,997
Net income attributable to Costamare Inc.	$245,024	$220,255
Earnings allocated to Preferred Stock (Note 18)	(15,448)	(15,448)
Net income available to Common Stockholders	$229,576	$204,807
Earnings per common share, basic and diluted (Note 18)	$1.85	$1.67
Weighted average number of shares, basic and diluted (Note 18)	124,228,628	122,560,175

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Unaudited Consolidated Statements of Comprehensive Income

For the six-month periods ended June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars)

	For the six-month periods ended June 30,
	2022	2023
Net income for the period	$245,024	$216,258
Other comprehensive income / (loss):
Unrealized gain / (loss) on cash flow hedges, net (Notes 22 and 24)	26,757	(9,234)
Reclassification of amount excluded from the interest rate caps assessment of effectiveness based on an amortization approach to Interest and finance costs	54	1,272
Effective portion of changes in fair value of cash flow hedges (Notes 22 and 24)	1,972	365
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 24)	31	31
Other comprehensive income / (loss) for the period	$28,814	$(7,566)
Total comprehensive income for the period	273,838	208,692
Comprehensive loss attributable to non-controlling interest in subsidiaries	-	3,997
Total comprehensive income for the period attributable to Costamare Inc.	$273,838	$212,689

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Unaudited Consolidated Statements of Stockholders’ Equity

For the six-month periods ended June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Treasury Stock
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings	Costamare Inc.	Non-controlling interest	Total
BALANCE, January 1, 2022	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	123,985,104	$12	-	$-	$1,386,636	$(2,231)	$341,482	$1,725,899	$-	$1,725,899
- Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	245,024	245,024	-	245,024
- Issuance of common stock (Notes 3 and 17)	-	-	-	-	-	-	-	-	1,994,848	-	-	-	26,906	-	-	26,906	-	26,906
- Repurchase of common stock (Note 17)	-	-	-	-	-	-	-	-	-	-	(4,089,409)	(52,356)	-	-	-	(52,356)	-	(52,356)
- Dividends – Common stock (Note 17)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(90,770)	(90,770)	-	(90,770)
- Dividends – Preferred stock (Note 17)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(15,534)	(15,534)	-	(15,534)
- Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-	-	28,814	-	28,814	-	28,814
BALANCE, June 30, 2022	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	125,979,952	$12	(4,089,409)	$(52,356)	$1,413,542	$26,583	$480,202	$1,867,983	$-	$1,867,983

BALANCE, January 1, 2023	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	127,038,413	$12	(4,736,702)	$(60,095)	$1,423,954	$46,421	$746,658	$2,156,950	$-	$2,156,950
-Acquisition of non-controlling interest (Note 1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	34,132	34,132
- Net income (1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	220,255	220,255	317	220,572
- Issuance of subsidiary shares to non-controlling interest (Note 1)	-	-	-	-	-	-	-	-	-	-	-	-	(2,974)	-	-	(2,974)	5,745	2,771
- Issuance of common stock (Notes 3 and 17)	-	-	-	-	-	-	-	-	1,181,407	-	-	-	10,782	-	-	10,782	-	10,782
- Repurchase of common stock (Note 17)	-	-	-	-	-	-	-	-	-	-	(3,470,587)	(31,161)	-	-	-	(31,161)	-	(31,161)
- Dividends to non-controlling shareholders of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(571)	(571)
- Dividends – Common stock (Note 17)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(28,191)	(28,191)	-	(28,191)
- Dividends – Preferred stock (Note 17)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(15,534)	(15,534)	-	(15,534)
- Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,566)	-	(7,566)	-	(7,566)
BALANCE, June 30, 2023	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	128,219,820	$12	(8,207,289)	$(91,256)	$1,431,762	$38,855	$923,188	$2,302,561	$39,623	$2,342,184

(1)

Net income excludes net loss attributable to redeemable non-controlling interest in subsidiary of $4,314 during the six-month period ended June 30, 2023. Temporary equity – redeemable non-controlling interest in subsidiary is reflected outside of the permanent stockholders’ equity on the 2023 consolidated balance sheet. See Note 16 of the Notes to the Consolidated Financial Statements.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Unaudited Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars)

	For the six-month periods ended June 30,
	2022	2023
Cash Flows From Operating Activities:
Net income:	$245,024	$216,258
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	82,476	82,411
Amortization and write-off of financing costs	5,616	4,871
Amortization of deferred dry-docking and special survey costs	5,646	9,457
Amortization of assumed time charter	98	29
Amortization of hedge effectiveness excluded component from cash flow hedges	54	1,272
Equity based payments	4,360	2,854
Gain from short-term investments	-	(2,657)
Loss on derivative instruments, net	910	21,649
Gain on sale of vessels, net	(21,250)	(118,046)
(Income) / Loss from equity method investments	(776)	1,137
Changes in operating assets and liabilities:
Accounts receivable	(5,866)	(61,435)
Due from related parties	(1,341)	2,507
Inventories	(2,304)	(26,262)
Insurance claims receivable	(2,170)	(13,879)
Prepayments and other	100	(30,444)
Accounts payable	(70)	18,842
Due to related parties	(757)	(1,685)
Accrued liabilities	21,900	(8,693)
Unearned revenue	(1,274)	21,871
Other liabilities	251	2,603
Dividend from equity method investees	1,114	1,274
Dry-dockings	(21,393)	(22,211)
Accrued charter revenue	5,069	1,910
Net Cash provided by Operating Activities	315,417	103,633
Cash Flows From Investing Activities:
Equity method investments	-	(1,274)
Return of capital from equity method investments	14	-
Payments to acquire short-term investments	(29,929)	(182,135)
Settlements of short-term investments	20,000	156,820
Proceeds from the settlement of insurance claims	704	5,015
Acquisition of a subsidiary, net of cash acquired	-	3,299
Issuance of investments in leaseback vessels	-	(43,576)
Capital collections from vessels' leaseback arrangements	-	2,301
Vessel acquisition and advances/Additions to vessel cost	(53,163)	(7,590)
Proceeds from the sale of vessels, net	40,480	181,186
Net Cash provided by / (used in) in Investing Activities	(21,894)	114,046
Cash Flows From Financing Activities:
Proceeds from long-term debt and finance leases	770,399	481,776
Repayment of long-term debt and finance leases	(578,994)	(646,775)
Payment of financing costs	(14,373)	(24,446)
Capital contribution from non-controlling interest to subsidiary	-	3,924
Repurchase of common stock	(52,356)	(31,161)
Dividends paid	(83,758)	(36,322)
Net Cash provided by / (used in) Financing Activities	40,918	(253,004)
Net increase/(decrease) in cash, cash equivalents and restricted cash	334,441	(35,325)
Cash, cash equivalents and restricted cash at beginning of the period	353,528	811,558
Cash, cash equivalents and restricted cash at end of the period	$687,969	$776,233
Supplemental Cash Information:
Cash paid during the period for interest, net of capitalized interest	$42,110	$76,670
Non-Cash Investing and Financing Activities:
Dividend reinvested in common stock of the Company	$22,546	$7,929
Right-of-use assets obtained in exchange for operating lease obligations	$-	$343,073

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). During the six-month period ended June 30, 2023, the Company issued 299,200 shares to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 17). As of June 30, 2023, under the Plan, the Company has issued to its common stockholders 19,950,405 shares, in aggregate. As of June 30, 2023, the aggregate outstanding share capital was 120,012,531 common shares. As of June 30, 2023, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 62.9% of the outstanding common shares, in the aggregate.

As of June 30, 2023, the Company owned and operated a fleet of 68 container vessels with a total carrying capacity of approximately 516,329 twenty-foot equivalent units (“TEU”) and 42 dry bulk vessels with a total carrying capacity of approximately 2,331,420 of dead-weight tonnage (“DWT”), through wholly owned subsidiaries. As of December 31, 2022, the Company owned and operated a fleet of 69 container vessels with a total carrying capacity of approximately 525,821 twenty-foot equivalent units (“TEU”) and 45 dry bulk vessels with a total carrying capacity of approximately 2,436,134 of dead-weight tonnage (“DWT”), through wholly owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators and since 2021, by chartering its dry bulk vessels to a diverse group of charterers (Note 3(d)).

During the fourth quarter of 2022, a new dry bulk operating platform was established and operates under Costamare Bulkers Inc. (“CBI”), a majority-owned subsidiary of Costamare organized in the Republic of the Marshall Islands (Note 16). The Company has agreed to invest an amount of up to $200,000 in CBI. CBI is chartering-in and chartering-out dry bulk vessels, entering into contracts of affreightment, forward freight agreements (“FFAs”) and may also utilize hedging solutions. As of June 30, 2023, CBI charters-in 54 dry-bulk vessels on period charters.

In March 2023, the Company entered into an agreement with Neptune Maritime Leasing Limited (“NML”) pursuant to which it agreed to invest in NML’s ship sale and leaseback business up to $200,000 in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, the Company received a special ordinary share in NML which carries 75% of the voting rights of the ordinary shares providing control over NML. NML was established in 2021 to acquire, own and bareboat charter out vessels through its wholly-owned subsidiaries. On March 30, 2023, the Company invested in NML the amount of $11,099 and as a result acquired controlling financial interest. The Company accounted for the control obtained in NML at March 30, 2023 “as a business combination”, which resulted in the application of the “acquisition method”, as defined under ASC 805, Business Combinations, with the Company to be considered the accounting acquirer of NML. The assets acquired and liabilities assumed on the date of control were recorded at fair value. The assets acquired consisted mainly of four sale and leaseback contracts, under which NML had acquired and leased back under bareboat charter agreements, for one container vessel and three dry bulk vessels, all accounted for as failed sales (Note 12(b)). In addition, the Company estimated the fair value of the noncontrolling interest at the acquisition date at $34,132. The Company does not consider the acquisition a material business combination.

At June 30, 2023, Costamare had 150 wholly-owned subsidiaries incorporated in the Republic of Liberia, 13 incorporated in the Republic of the Marshall Islands and three incorporated in the Republic of Cyprus. In addition, as of June 30, 2023, Costamare had one majority-owned subsidiary incorporated in the Republic of the Marshall Islands and controlled one company incorporated under the laws of Jersey, which had 15 subsidiaries incorporated in the Republic of the Marshall Islands and one incorporated in the Republic of Liberia.

Revenues for the six-month periods ended June 30, 2022 and 2023, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	2022	2023
A	13%	11%
B	19%	11%
C	4%	14%
Total	36%	36%

The reconciliation of the cash, cash equivalents and restricted cash at the end of the six-month periods ended June 30, 2022 and 2023 is presented in the table below:

	2022	2023
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$601,163	$682,732
Restricted cash – current portion	11,420	10,189
Restricted cash – non-current portion	75,386	83,312
Total cash, cash equivalents and restricted cash	$687,969	$776,233

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 3, 2023.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2023, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2023.

As the international container shipping industry recovered from the COVID-19 pandemic, time charter rates improved significantly from their sizable pandemic-related declines until the first half of 2022, due to the increased demand for containerized goods coupled with inefficiencies in the global supply chain caused by the pandemic. However, since June 2022, time charter rates for containerships (across all sizes) have demonstrated significant declines of 73% on average, mainly driven by reduced growth in the transportation of containerized goods, inflation, and the normalization of supply chains.

The economic environment of the dry bulk segment improved significantly in 2021 and the first half of 2022 due to the increase in the demand for commodities. The ongoing geopolitical conflict between Russia and Ukraine has negatively impacted the export of dry bulk commodities from the Black Sea region, causing importing countries to look to other regions of the world for their import needs. The net effect on dry bulk shipping charter rates caused by the sourcing of dry bulk commodities from areas outside the Black Sea region is difficult to quantify since rates are dependent on a plethora of factors including the recent discontinuation of the multilateral agreement among Russia, Ukraine, Turkey and the United Nations to allow grain exports from the Black Sea region. The Black Sea conflict along with several geopolitical factors, such as the vulnerability of the global economy and the increased interest rate environment, have resulted in charter rates across the major categories of dry bulk vessels being at lower levels at the end of the second quarter 2023 compared to the end of the first quarter of 2023.

The ongoing Russia-Ukraine conflict has also resulted in the imposition of sanctions that impact the international shipping industry. For example, our vessels may be required to make port calls in Russia that are not subject to primary sanctions but may, over time, expose us to secondary sanctions related to the maritime sector of the Russian economy.

The Company will continue to monitor the global economic conditions and the Russia-Ukraine conflict along with their potential direct or indirect negative effects on the containership and dry bulk markets and will provide further updates if market circumstances warrant it.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2022. There have been no material changes to these policies in the six-month period ended June 30, 2023, except for as discussed below:

(a)

Accounting for Revenues and Expenses: Revenues are primarily generated from time charter or voyage charter agreements. Time charter agreements contain a lease as they meet the criteria of a lease under ASC 842. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time-charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by such charterer. Additionally, the owner pays commissions on the daily hire, to both the charterer and the brokers, which are direct costs and are recorded in voyage expenses. Under a time-charter agreement, the owner provides services related to the operation and the maintenance of the vessel, including crew, spares and repairs, which are recognized in operating expenses. Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis.

The charterer may charter the vessel with or without the owner’s crew and other operating services (time charter and bareboat charter, respectively). Thus, the agreed daily rates (hire rates) in the case of time charter agreements also include compensation for part of the agreed crew and other operating and maintenance services provided by the owner (non-lease components). The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components, as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the lease of the vessel rather than to the services provided under the time charter contracts.

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. The Company has determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company, as the ship-owner, retains control over the operations of the vessel, provided also that the terms of the voyage charter are pre-determined, and any change requires the Company’s consent and are therefore considered service contracts that fall under the provisions of ASC 606 “Revenue from contracts with customers”. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The majority of revenue from voyage charter agreements is collected in advance. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. The Company is also engaged in contracts of affreightment which are contracts for multiple voyage charter employments. In addition, the Company has concluded that revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge.

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of brokerage commissions, bunker consumption, port and canal expenses and agency fees related to the voyage. All voyage costs are expensed as incurred with the exception of the contract fulfilment costs that incur from the latter of the end of the previous vessel employment and the contract date and until the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) are recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract fulfilment costs are recorded under “Other current assets” and are amortized on a straight-line basis as the related performance obligations are satisfied. As of June 30, 2023, capitalized contract fulfilment costs, which are recorded under “Prepayments and other assets” amounted to $5,634.

(b) Operating leases - Leases for Lessees: Vessel leases, where the Company is regarded as the lessee, are classified as operating leases, based on an assessment of the terms of the lease. According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use asset, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

After lease commencement, the Company measures the lease liability for operating leases at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use asset is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements.

In cases of operating lease agreements that meet the definition of ASC 842 for a short-term lease (the lease has a lease term of 12 months or less) and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise, the Company can make the short-term lease election at the commencement date. A lessee that makes the short-term lease election does not recognize a lease liability or right-of-use asset on its balance sheet. Instead, the lessee recognizes lease payments on a straight-line basis over the lease term.

For charter-in arrangements classified as operating leases, lease expense is recognized on a straight-line basis over the rental periods of such charter agreements and is included under the caption “Charter-in hire expenses” in the Consolidated Statement of Income (see Note 13). Revenues generated from charter-in vessels are included in Voyage revenues in the consolidated statements of income. During the six-month period ended June 30, 2023 the Company chartered-in 52 third-party vessels. Revenues generated from those charter-in vessels during the six-month period ended June 30, 2023 amounted to $128,695 and are included in Voyage revenues in the consolidated statements of income, out of which $14,430 constitute sublease income deriving from time charter agreements.

Lease assets used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its lease assets based on management estimates and assumptions by making use of available market data. As of June 30, 2023, the management of the Company has concluded that events and circumstances did not trigger the existence of potential impairment.

(c) Investment in leaseback vessels: Investment in leaseback vessels refer to vessels purchased and leased back to the same party as part of a sale and leaseback transaction. These transactions are evaluated under sale and leaseback accounting guidance contained in ASC 842 to determine whether it is appropriate to account for the transaction as a purchase of an asset. If the transfer of the asset to the buyer-lessor does not qualify as a purchase, then the transaction constitutes a failed sale and leaseback and the purchase price paid is accounted for as a loan receivable under ASC 310.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Investments in leaseback vessels are carried at the amount receivable, net of an allowance for credit losses. Collaterals are required to be maintained at a specified minimum level at all times on the basis of the agreements in force. The Company monitors collateral levels and requires counter parties to provide additional collateral, to meet minimum collateral requirements if the fair value of the collateral changes. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for Investment in leaseback vessels. An allowance for credit losses on partially secured Investments in leaseback vessels is estimated based on the aging of those receivables. As of June 30, 2023, the fair value of the collaterals held exceeds the amortized cost of the loans receivable and as a result no allowance for credit losses has been recognized.

(d) Non-redeemable noncontrolling interests: Ownership interests in the company's subsidiaries held by parties other than the parent are presented separately from the parent's equity on the Consolidated Balance Sheet. The amount of consolidated net income attributable to the parent and the noncontrolling interests are both presented on the face of the Consolidated Statement of Income and Consolidated Statement of Stockholders’ Equity.

(e) Derivative Financial Instruments: As of June 30, 2023, the Company has elected one of the optional expedients provided in the ASU 2020-04 Reference Rate Reform and its update, that allows an entity to assert that a hedged forecasted transaction referencing LIBOR remains probable of occurring, regardless of the modification or expected modification to the terms of the hedged item to replace the reference rate. The Company applied the accounting relief as relevant contract and hedge accounting relationship modifications were made during the reference rate reform transition period.

(f) Business Combinations: The Company accounts for business combinations using the acquisition method of accounting, which requires that once control is obtained, all the assets acquired and liabilities assumed are recorded at their respective fair values at the date of acquisition. The determination of fair values of identifiable assets and liabilities requires estimates and the use of valuation techniques when market value is not readily available and requires a significant amount of management judgment. The excess of the purchase price over fair values of identifiable assets acquired and liabilities assumed is recorded as goodwill.

(g) Sales-Type leases - Leases for Lessors: If for a vessel lease, where the Company is regarded as the lessor, the lease is classified as a sales-type lease, the carrying amount of the vessel is derecognized and a net investment in the lease is recorded. For a sales-type lease, the net investment in the lease is measured at lease commencement date as the sum of the lease receivable and the estimated residual value of the vessel. Any selling profit or loss arising from a sales-type lease is recorded at lease commencement. Over the term of the lease, the company recognizes finance income on the net investment in the lease and any variable lease payments, which are not included in the net investment in the lease.

The estimated residual value represents the estimated fair value of the vessels under lease at the end of the lease. Estimating residual value has specific risks, and management of these risks is dependent upon the Company’s ability to accurately project future vessel values. The company estimates future fair value of leased vessels by using historical models, analyzing the current market for new and used vessels and obtaining independent valuation analyses.

The company periodically reassesses the realizable value of its lease residual values. Anticipated decreases in specific future residual values that are considered to be other-than-temporary are recognized immediately upon identification and are recorded as an adjustment to the residual value estimate. In addition, the Company pursuant to the provisions of “ASC 326 Financial Instruments — Credit Losses” assesses at each reporting period the counterparties’ credit worthiness in order to conclude whether an allowance for credit losses is required to be recognized. For sales-type leases, this reduction lowers the recorded net investment and is recognized as a loss charged to finance income in the period in which the estimate is changed. For the six-month period ended June 30, 2023 no impairment of residual values was calculated and recorded.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company with commercial, technical and other management services pursuant to a Framework Agreement dated November 2, 2015, as amended and restated on January 17, 2020 and as further amended and restated on June 28, 2021 (the “Framework Agreement”), and separate ship management agreements with the relevant vessel owning subsidiaries. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and members of his family, provides, pursuant to a Services Agreement dated November 2, 2015 as amended and restated on June 28, 2021 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company.

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services receives (i) for each vessel a daily fee of $1.020 and $0.510 for any vessel subject to a bareboat charter, effective from January 1, 2022, prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $840, effective from January 1, 2022, for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s fleet and (iv) a quarterly fee of $667 (effective from January 1, 2022) plus the value of 149,600 shares which Costamare Services may elect to receive in kind. Fees under (i) and (ii), and the quarterly fee under (iv) are annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

The Company is able to terminate the Framework Agreement and/or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Management fees charged by Costamare Shipping in the six-month periods ended June 30, 2022 and 2023, amounted to $21,892 and $21,024, respectively, and are included in Management and agency fees-related parties in the accompanying consolidated statements of income. In addition, Costamare Shipping and Costamare Services charged (i) $5,979 for the six-month period ended June 30, 2023 ($6,987 for the six-month period ended June 30, 2022), representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of income, (ii) $1,333 charged by Costamare Services, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income for the six-month period ended June 30, 2023 ($1,333 for the six-month period ended June 30, 2022) and (iii) $2,854, representing the fair value of 299,200 shares issued to Costamare Services, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income for the six-month period ended June 30, 2023 ($4,360 for the six-month period ended June 30, 2022). Furthermore, in accordance with the management agreements with third-party managers, third-party managers have been provided with the amount of $75 and $50 per vessel as working capital security. As at December 31, 2022, the working capital security was $5,625 in aggregate, of which $5,250 is included in Accounts receivable, net, non-current and $375 in Accounts receivable, net in the accompanying consolidated balance sheets. As at June 30, 2023, the working capital security was $5,250 in aggregate, of which $5,100 is included in Accounts receivable, net, non-current and $150 in Accounts receivable, net in the accompanying consolidated balance sheets.

During the six-month periods ended June 30, 2022 and 2023, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 9 and 10) the amounts of $881 and $1,558, respectively, for services provided in accordance with the respective management agreements. The balance due to Costamare Shipping at June 30, 2023 amounted to $484 and is included in Due to related parties in the accompanying consolidated balance sheet. The balance due from Costamare Shipping at December 31, 2022 amounted to $3,581 and is included in Due from related parties in the accompanying consolidated balance sheet. The balance due from Costamare Services at June 30, 2023 amounted to $979 and is included in Due from related parties in the accompanying consolidated balance sheet. The balance due to Costamare Services at December 31, 2022 amounted to $1,380 and is included in Due to related parties in the accompanying consolidated balance sheet.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(b) Blue Net Chartering GmbH & Co. KG (“BNC”) and Blue Net Asia Pte., Ltd. (“BNA”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, BNC, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all container vessels under its management (including container vessels owned by the Company). BNC provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each container vessel-owning subsidiary paid a fee of €9,413 for the year ended December 31, 2022 and the six-month period ended June 30, 2023, in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of container vessels which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the year ended December 31, 2022 and the six-month period ended June 30, 2023 in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement). On March 29, 2021, four of the Company’s container vessels agreed to pay a daily brokerage commission of $0.165 per day to BNC in connection with charters arranged by it. During the six-month periods ended June 30, 2022 and 2023, BNC charged the ship-owning companies $385 and $337, respectively, which are included in Voyage expenses—related parties in the accompanying consolidated statements of income. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of five of the container vessels it manages, to pay to BNA, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by BNA for these five Company container vessels. During the six-month periods ended June 30, 2022 and 2023, BNA charged the ship-owning companies $367 and $321, respectively, which are included in Voyage expenses – related parties in the accompanying consolidated statements of income.

(c) LC LAW Stylianou & Associates LLC (“LCLAW”): The managing partner of LCLAW, a Cyprus law firm, is the non-executive President of the Board of Directors of Costamare Participations Plc (Note 11.C), a wholly owned subsidiary of the Company and is a board member of two other subsidiaries of the Company. LCLAW provides legal services to the Company. During the six-month period ended June 30, 2023, LCLAW charged our subsidiaries $9, which is included in “General and Administrative Expenses - Related Parties” in the accompanying consolidated statements of income. During the six-month period ended June 30, 2022, LCLAW charged Costamare Participations Plc $8 in total, of which $6 are included in "General and Administrative Expenses - Related Parties" in the accompanying consolidated statements of income. There was no balance due from/to LCLAW at both December 31, 2022 and June 30, 2023.

(d) Other related parties' transactions: On November 3, 2010, the Company and the Company’s Chairman and Chief Executive Officer, Mr. Konstantinos Konstantakopoulos, entered into a Restrictive Covenant Agreement (the “Original RCA”), pursuant to which the activities of Mr. Konstantakopoulos with respect to the container vessel sector, because of his capacity as a director or officer of the Company, were restricted. In July 2021, the Original RCA was amended and restated, and Mr. Konstantakopoulos agreed to similarly restrict his activities in the dry bulk sector.

(e) Local Agencies: Costamare Bulkers Services GmbH (“Local Agency A”) a company incorporated under the laws of the Republic of Germany, Costamare Bulkers Services ApS (“Local Agency B”) a company incorporated under the laws of the Kingdom of Denmark and Costamare Bulkers Services Pte. Ltd. (“Local Agency C” and together with the Local Agency A and Local Agency B, the “Local Agencies”) a company incorporated under the laws of the Republic of Singapore are wholly owned by the Company’s Chairman and CEO. On November 14, 2022, CBI entered into separate agreements with the three Local Agencies (collectively the “Service Agreements”) for the provision of chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up which is currently set at 11%. Pursuant to the Service Agreements each of the Local Agencies is managed by individuals who hold the minority shareholder interest in CBI (see Note 16). During the six-month period ended June 30, 2023, the Local Agencies charged CBI with aggregate agency fees of $8,420, which are included in “Management and agency fees-related parties” in the accompanying consolidated statements of income. The balance due from the three Local Agencies as of June 30, 2023, amounted to $352, in aggregate and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due from Local Agency A at December 31, 2022 amounted to $257 and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Local Agency B and Local Agency C at December 31, 2022 amounted to $952 and is included in Due to related parties in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(f) Neptune Global Finance Ltd. (“NGF”): Since March 2023, the Company’s Chairman and Chief Executive Officer, Mr. Konstantinos Konstantakopoulos owns 51% of NGF, a company incorporated under the laws of Jersey which provides among others administrative and strategic services to NML. NGF receives a fee of 1.5% on the contributed capital invested in NML and a fee of 0.8% on the committed capital to be invested in NML. The remaining 49% of NGF is owned by the Managing Director and member of the Board of Directors of NML. From the acquisition date to June 30, 2023, NGF charged an amount of $617 as management fees, which are included in Management and agency fees-related parties in the accompanying consolidated statements of income. As of June 30, 2023, there was no balance due from/to NGF.

(g) Codrus capital AG (“Codrus”): In March 2023, the Company entered into an agreement with Codrus, a company incorporated under the laws of Canton Zug, Switzerland, for the provision of financial and strategic advice to the Company, for an annual fee of $250. Codrus is controlled by the Managing Director and member of the Board of Directors of NML. As of June 30, 2023 there was no balance due from/to Codrus.

4. Segmental Financial Information

The Company has four reportable segments from which it derives its revenues: (1) container vessels segment, (2) dry bulk vessels segment, (3) operating platform segment (CBI segment) and (4) investment in leaseback vessels through NML (Note 1 and 12) (NML segment). The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different services. The container vessel business segment consists of transportation of containerized products through ownership and operation of container vessels. The dry bulk business segment consists of transportation of dry bulk cargoes through ownership and trading of dry bulk vessels. Under the CBI segment the Company charters-in/out dry bulk vessels and enters into contracts of affreightment, FFAs and may also utilize hedging solutions. Under the NML segment the Company acquires and bareboat charters out the acquired vessels to the respective seller-lessee of the vessels, who have the obligation to purchase the vessel at the end of the bareboat agreement and the right to purchase the vessel prior to the end of the bareboat agreement at a pre-agreed price.

The tables below present information about the Company’s reportable segments as of December 31, 2022 and June 30, 2023, and for the six-month periods ended June 30, 2022 and 2023. The Company measures segment performance based on net income. Items included in the segment’s net income are allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculation, their allocations keys are defined on the basis of each segment’s drawing on key resources. The Other segment includes items that due to their nature are not allocated to any of the Company’s reportable segments. As of December 31, 2022 and June 30, 2023 and for the six-month periods ended June 30, 2022 and 2023, Other segment includes equity method investments’ balances, due from related parties balances, cash balances and income and short-term investments. Summarized financial information concerning each of the Company’s reportable segments is as follows:

For the six-month period ended June 30, 2023
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Other	Eliminations	Total
Voyage revenue	$406,917	$74,347	$133,448	$-	$-	$-	$614,712
Intersegment voyage revenue	-	3,079	-	-	-	(3,079)	-
Income from investments in leaseback vessels	-	-	-	1,477	-	-	1,477
Net Income/ (Loss) for the Period	$306,067	$(31,715)	$(57,516)	$571	$(1,149)	$-	$216,258

For the six-month period ended June 30, 2022
	Container vessels segment	Dry bulk vessels segment	Other	Total
Voyage revenue	$380,260	$178,677	$-	$558,937
Net Income for the Period	$168,559	$75,689	$776	$245,024

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As of June 30, 2023
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Other	Eliminations	Total
Total Assets	$3,240,823	$724,177	$508,833	$98,280	$738,859	$(2,718)	$5,308,254

As of December 31, 2022
	Container vessels segment	Dry bulk vessels segment	CBI	Other	Eliminations	Total
Total Assets	$3,272,559	$771,027	$101,807	$751,838	$(1,002)	$4,896,229

5. Short-term investments:

During the six-month periods ended June 30, 2023 and 2022, the Company invested an amount of $182,135 and $29,929, respectively, in zero-coupon U.S. treasury bills (the “Bills”). As of June 30, 2023, the Company holds three Bills with an aggregate face value of $149,000 at a cost of $146,773. As of December 31, 2022, the Company held five Bills with an aggregate face value of $121,000 at a cost of $118,927. All Bills have a maturity exceeding three months at the time of purchase and are stated at amortized cost, which approximates their fair value.

6. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

7. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2023	$4,796,102	$(1,129,241)	$3,666,861
Depreciation	-	(82,269)	(82,269)
Vessel acquisitions, advances and other vessels’ costs	7,590	-	7,590
Vessel sales, transfers and other movements	(56,857)	4,544	(52,313)
Balance, June 30, 2023	$4,746,835	$(1,206,966)	$3,539,869

During the six-month period ended June 30, 2023, the Company agreed to acquire the 2011-built dry-bulk vessel Aquaenna (tbr. Enna) with a DWT capacity of 175,975. The vessel was delivered to the Company in the third quarter of 2023 (Note 25(c)). In addition, during the same period, the Company agreed to acquire the 2011-built dry-bulk vessel Aquarange (tbr. Dorado) with a DWT capacity of 179,842, which is expected to be delivered during the third quarter of 2023.

During the six-month period ended June 30, 2023, the Company sold the container vessels Sealand Washington and Maersk Kalamata, which were held for sale at December 31, 2022, and the dry bulk vessels Miner, Taibo and Comity and recognized an aggregate net gain of $88,467, which is included in Gain on sale of vessels, net in the accompanying consolidated statement of income for the six-month period ended June 30, 2023.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the six-month period ended June 30, 2022, the Company acquired the secondhand container vessel Dyros with a TEU capacity of 4,578, and three secondhand dry bulk vessels, the Oracle, Libra and Norma with an aggregate DWT of 172,717. Furthermore, during the six-month period ended June 30, 2022, the Company prepaid the outstanding balances of Jodie Shipping Co., Kayley Shipping Co., Plange Shipping Co. and Simone Shipping Co. finance lease liabilities (Note 12) and re-acquired the 2013-built, 8,827 TEU container vessels, MSC Athens and MSC Athos and the 2014-built, 4,957 TEU container vessels, Leonidio and Kyparissia. In addition, during the six-month period ended June 30, 2022, the Company prepaid the outstanding balance of Benedict Maritime Co. (Note 11.B.2) and re-acquired the 2016-built, 14,424 TEU container vessel Triton.

During the six-month period ended June 30, 2022, the Company sold the dry bulk vessel Thunder and the container vessel Messini, which were classified as held for sale at March 30, 2022 and December 9, 2021, respectively and recognized an aggregate gain of $21,250, which is separately reflected in Gain on sale of vessels, net in the accompanying consolidated statement of income for the six-month period ended June 30, 2022.

As of June 30, 2023, 96 of the Company’s vessels, with a total carrying value of $2,698,972, have been provided as collateral to secure the long-term debt discussed in Note 11. This excludes the vessels YM Triumph, YM Truth, YM Totality, YM Target and YM Tiptop (Note 11.B.1), the four out of five vessels acquired in 2018 under the Share Purchase Agreement (Note 11.B.2) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”), one vessel acquired from York (Notes 10 and 13) and four unencumbered vessels.

8. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2023	$55,035
Additions	22,211
Amortization	(9,457)
Write-off and other movements (Note 7)	(4,518)
Balance, June 30, 2023	$63,271

During the six-month period ended June 30, 2023, ten vessels underwent and completed their dry-docking and special survey and two vessels were in the process of completing their dry-docking and special survey. During the six-month period ended June 30, 2022 nine vessels underwent and completed their dry-docking and special survey and three vessels were in the process of completing their dry-docking and special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

9. Costamare Ventures Inc.:

On May 18, 2015, the Company, along with its wholly owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), amended and restated the Framework Deed, which was further amended on June 12, 2018 (the “Framework Deed”) with York to invest jointly in the acquisition and construction of container vessels. Under the Framework Deed, the decisions regarding vessel acquisitions are made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue. The commitment period ended on May 15, 2020 and the termination of the Framework Deed will occur on May 15, 2024, or upon the occurrence of certain extraordinary events as described therein.

On termination and on the occurrence of certain extraordinary events, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. Costamare Shipping provides ship management and administrative services to the vessels acquired under the Framework Deed, with the right to subcontract to V.Ships Greece Ltd.

As at June 30, 2023, the Company holds 49% of the capital stock of three jointly-owned companies formed pursuant to the Framework Deed with York (Note 10). The Company accounts for the entities formed under the Framework Deed as equity investments.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

10. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

Entity	Vessel	Participation % June 30, 2023	Date Established /Acquired
Steadman Maritime Co.	-	49%	July 1, 2013
Smales Maritime Co. (*)	-	-	-
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia (**)	49%	September 22, 2015

(*) Dissolved on August 16, 2022

(**) Vessel held for sale as of June 30, 2023

During the six-month period ended June 30, 2023, the Company received, in the form of a special dividend, $1,274 from Geyer Maritime Co. During the six-month period ended June 30, 2023, the Company contributed $980 to the equity of Platt Maritime Co. and $294 to the equity of Sykes Maritime Co.

During the six-month period ended June 30, 2022, the Company received, in the form of a special dividend, $1,128 from Steadman Maritime Co.

On May 12, 2023, the Company agreed to sell its 49% equity interest in the company operating the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York, which at that time held the remaining 51% and to acquire from York the 51% equity interest in the company operating the 2018-built, 3,800 TEU capacity containership, Polar Brasil. Both transfers were concluded on June 2, 2023, whereupon the Company owns 100% equity interest of the company operating the containership Polar Brasil. Management accounted for this transaction as an asset acquisition under ASC 805 “Business Combinations” whereas the cost consideration was proportionally allocated on a relative fair value basis to the assets acquired.

For the six-month period ended June 30, 2022 and 2023, the Company recorded a net income of $776 and a net loss of $1,137, respectively, from equity method investments, which is separately reflected as Income / (Loss) from equity method investments in the accompanying consolidated statements of income.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2022	June 30, 2023
Current assets	$11,697	$13,200
Non-current assets	91,471	6,804
Total assets	$103,168	$20,004

Current liabilities	$7,472	$1,532
Non-current liabilities	52,760	-
Total liabilities	$60,232	$1,532

	Six-month period ended June 30,
	2022	2023
Voyage revenue	$10,741	$10,738
Net income / (loss)	$1,585	$(2,321)

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			December 31, 2022	June 30, 2023
A.	Term Loans:
	1.	Nerida Shipping Co.	-	-
	2.	Singleton Shipping Co. and Tatum Shipping Co.	34,400	-
	3.	Costamare. Inc.	-	-
	4.	Bastian Shipping Co. and Cadence Shipping Co.	82,800	-
	5.	Adele Shipping Co.	48,500	-
	6.	Costamare Inc.	112,430	-
	7.	Quentin Shipping Co. and Sander Shipping Co.	-	-
	8.	Costamare Inc.	-	-
	9.	Capetanissa Maritime Corporation et al.	15,671	-
	10.	Caravokyra Maritime Corporation et al.	6,928	-
	11.	Kelsen Shipping Co.	-	-
	12.	Uriza Shipping S.A.	-	-
	13.	Berg Shipping Co.	10,540	-
	14.	Reddick Shipping Co. and Verandi Shipping Co.	-	-
	15.	Evantone Shipping Co. and Fortrose Shipping Co.	17,750	-
	16.	Ainsley Maritime Co. and Ambrose Maritime Co.	131,250	125,893
	17.	Hyde Maritime Co. and Skerrett Maritime Co.	127,212	121,558
	18.	Kemp Maritime Co.	64,300	61,375
	19.	Vernes Shipping Co.	-	-
	20.	Achilleas Maritime Corporation et al.	66,974	58,996
	21.	Novara et al.	65,043	-
	22.	Costamare Inc.	49,095	38,192
	23.	Costamare Inc.	-	-
	24.	Costamare Inc.	24,387	-
	25.	Amoroto et al.	67,882	58,896
	26.	Costamare Inc.	-	-
	27.	Dattier Marine Corp et al.	-	-
	28.	Bernis Marine Corp. et al.	47,884	44,790
	29.	Costamare Inc.	52,361	-
	30.	Costamare Inc.	62,500	49,500
	31.	Adstone Marine Corp. et al.	-	-
	32.	Amoroto et al.	33,700	26,900
	33.	Benedict et al.	458,952	417,904
	34.	Reddick Shipping Co. and Verandi Shipping Co.	43,500	38,500
	35.	Quentin Shipping Co. and Sander Shipping Co.	85,000	79,812
	36.	Greneta Marine Corp. et al.	30,000	28,023
	37.	Bastian Shipping Co. et al.	-	292,450
	38.	Adstone Marine Corp. et al.	82,885	78,679
	39.	NML Violetta Inc.	-	7,350
	40.	Kalamata Shipping Corporation et al.	-	69,000
	41.	Capetanissa Maritime Corporation et al.	-	24,167
	42.	Archet Marine Corp.	-	65,779
		Total Term Loans	$1,821,944	$1,687,764
B.	Other financing arrangements		678,930	656,365
C.	Unsecured Bond Loan		106,660	108,660
		Total long-term debt	$2,607,534	$2,452,789
		Less: Deferred financing costs	(22,913)	(21,583)
		Total long-term debt, net	2,584,621	2,431,206
		Less: Long-term debt current portion	(325,611)	(337,018)
		Add: Deferred financing costs, current portion	5,497	5,396
		Total long-term debt, non-current, net	$2,264,507	$2,099,584

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

A. Term Loans:

1. On August 1, 2017, Nerida Shipping Co. entered into a loan agreement with a bank for an amount of up to $17,625 for the purpose of financing general corporate purposes relating to Maersk Kowloon. On August 3, 2017, the Company drew the amount of $17,625. On July 1, 2022, the then outstanding balance of $9,075 was fully repaid.

2. On July 17, 2018, Tatum Shipping Co. and Singleton Shipping Co. entered into a loan agreement with a bank for an amount of up to $48,000, for the purpose of financing general corporate purposes relating to the vessels Megalopolis and Marathopolis. The facility has been drawn down in two tranches on July 20, 2018 and August 2, 2018. On January 9, 2023, following the execution of the loan agreement discussed in Note 11.A.37, the then outstanding balance of $34,400 was fully repaid.

3. On November 27, 2018, the Company entered into a loan agreement with a bank for an amount of $55,000 in order to refinance previously held loans. The facility has been drawn down in two tranches. Tranche A of $28,000 was drawn down on November 30, 2018 and Tranche B (the revolving part of the loan) of $27,000 was drawn down on December 11, 2018. During the year ended December 31, 2019 and following the sale of the vessels MSC Pylos, Sierra II, Reunion and Namibia II, the Company prepaid in aggregate, the amount of $10,615. On November 11, 2020, the Company drew down the amount of $5,803 under the revolving part of the loan and provided the vessel Scorpius as additional security. On June 23, 2022, following the agreement of the loan discussed in Note 11.A.33, the Company prepaid the amount of $21,242. On September 14, 2022, the then outstanding balance of $5,946 was fully repaid.

4. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co., entered into a loan agreement with a bank for an amount of up to $136,000, for the purpose of financing the acquisition costs of MSC Ajaccio and MSC Amalfi and general corporate purposes relating to the two vessels. The facility was drawn down in two tranches on June 24, 2019. On January 4, 2023, following the execution of the loan agreement discussed in Note 11.A.37, the then outstanding balance of $82,800 was fully repaid.

5. On June 24, 2019, Adele Shipping Co. entered into a loan agreement with a bank for an amount of up to $68,000, for the purpose of financing the acquisition cost of MSC Azov and general corporate purposes relating to the vessel. The facility was drawn down on July 12, 2019. On January 9, 2023, following the execution of the loan agreement discussed in Note 11.A.37, the then outstanding balance of $48,500 was fully repaid.

6. On June 28, 2019, the Company entered into a loan agreement with a bank for an amount of up to $150,000, in order to partially refinance two term loans. Vessels Value, Valence and Vantage were provided as security. The facility was drawn down in three tranches on July 15, 2019. On January 11, 2023, following the execution of the loan agreement discussed in Note 11.A.37, the then outstanding balance of $112,430 was fully repaid.

7. On July 18, 2019, the Company entered into a loan agreement with a bank for an amount of up to $94,000, in order to partially refinance one term loan. Vessels Valor and Valiant were provided as security. The facility was drawn down in two tranches on July 24, 2019. On November 14, 2022, following the execution of the loan agreement discussed in Note 11.A.35, the then outstanding balance of $64,852 was fully repaid.

8. On February 13, 2020, the Company entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Vulpecula, Volans, Virgo and Vela. On February 18, 2020, the Company drew down the amount of $30,000 in four tranches. On January 31, 2022, following the execution of the loan agreement discussed in Note 11.A.30, the then outstanding balance of $24,554 of the loan was fully repaid.

9. On April 24, 2020, Capetanissa Maritime Corporation, Christos Maritime Corporation, Costis Maritime Corporation, Joyner Carriers S.A. and Rena Maritime Corporation, entered into a loan agreement with a bank for an amount of up to $70,000, in order to refinance two term loans. The facility was drawn down on May 6, 2020. On March 8, 2022, the Company prepaid $3,062, due to the sale of vessel Messini (Note 7), on the then outstanding balance. On June 28, 2022, following the agreement of the loan discussed in Note 11.A.33, the Company prepaid the amount of $13,964 of the loan. On October 13, 2022, the Company prepaid $8,264, due to the sale of vessel York. On December 7, 2022, the Company prepaid $8,503, due to the sale of vessel Sealand Washington (Note 7). On May 30, 2023, following the execution of the loan agreement discussed in Note 11.A.41, the then outstanding balance of $14,186 was fully repaid.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

10. On May 29, 2020, Caravokyra Maritime Corporation, Costachille Maritime Corporation, Kalamata Shipping Corporation, Marina Maritime Corporation, Navarino Maritime Corporation and Merten Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance one term loan. The facility was drawn down on June 4, 2020. On June 21, 2022, following the execution of the agreement of the loan discussed in Note 11.A.33, the Company prepaid the amount of $35,885 of the loan. On December 5, 2022, the Company prepaid $6,927.6, due to the sale of vessel Maersk Kalamata (Note 7). On April 24, 2023, following the execution of the loan agreement discussed in Note 11.A.40, the then outstanding balance of $6,663 was fully repaid.

11. On December 15, 2020, Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of $8,100, in order to partially refinance one term loan. The facility was drawn down on December 17, 2020. On December 19, 2022, the then outstanding balance of $2,025 was fully repaid.

12. On November 10, 2020, Uriza Shipping S.A. entered into a loan agreement with a bank for an amount of $20,000, in order to refinance one term loan. The facility was drawn down on November 12, 2020. On June 29, 2022, following the execution of the agreement of the loan discussed in Note 11.A.33, the Company fully prepaid the then outstanding balance of $16,100 of the loan.

13. On January 27, 2021, Berg Shipping Co. entered into a loan agreement with a bank for an amount of $12,500, in order to finance the acquisition cost of the vessel Neokastro. The facility was drawn down on January 29, 2021. On May 30, 2023, following the execution of the loan agreement discussed in Note 11.A.41, the then outstanding balance of $9,980 was fully repaid.

14. On March 16, 2021, Reddick Shipping Co. and Verandi Shipping Co. entered into a loan agreement with a bank for an amount of $18,500, in order to refinance one term loan and for general corporate purposes. The facility was drawn down in two tranches on March 23, 2021. On September 30, 2022, following the execution of the loan agreement discussed in Note 11.A.34, the then outstanding balance of $11,300 was fully repaid.

15. On March 18, 2021, Evantone Shipping Co. and Fortrose Shipping Co. entered into a loan agreement with a bank for an amount of $23,000 for the purpose of financing general corporate purposes. The facility was drawn down on March 23, 2021. On January 4, 2023, following the execution of the loan agreement discussed in Note 11.A.37, the then outstanding balance of $17,750 was fully repaid.

16. On March 19, 2021, Ainsley Maritime Co. and Ambrose Maritime Co. entered into a loan agreement with a bank for an amount of $150,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 24, 2021. As of June 30, 2023, the outstanding balance of each tranche of $62,946.4 is repayable in 31 equal quarterly installments of $1,339.3, from September 2023 to March 2031 and a balloon payment of $21,428.6 each payable together with the last installment.

17. On March 24, 2021, Hyde Maritime Co. and Skerrett Maritime Co. entered into a loan agreement with a bank for an amount of $147,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 26, 2021. On December 20, 2022, the loan agreement was amended, resulting in the extension of the repayment period until March 2029. As of June 30, 2023, the outstanding balance of Tranche A of $60,779 is repayable in 23 equal quarterly installments of $1,413.5, from September 2023 to March 2029 and a balloon payment of $28,269.2 payable together with the last installment. As of June 30, 2023, the outstanding balance of Tranche B of $60,779 is repayable in 23 equal quarterly installments of $1,413.5, from September 2023 to March 2029 and a balloon payment of $28,269.2 payable together with the last installment.

18. On March 29, 2021, Kemp Maritime Co. entered into a loan agreement with a bank for an amount of $75,000, in order to refinance one term loan and for general corporate purposes. The facility was drawn down on March 30, 2021. As of June 30, 2023, the outstanding balance of the loan of $61,375 is repayable in 23 equal quarterly installments of $1,425, from September 2023 to March 2029 and a balloon payment of $28,600 payable together with the last installment.

19. On March 29, 2021, Vernes Shipping Co. entered into a loan agreement with a bank for an amount of $14,000, in order to finance the acquisition cost of the vessel Glen Canyon. The facility was drawn down on March 31, 2021. On June 21, 2022, following the execution of the agreement of the loan discussed in Note 11.A.33, the Company fully prepaid the then outstanding balance of $12,200 of the loan.

20. On June 1, 2021, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Lindner Shipping Co., Miko Shipping Co., Saval Shipping Co., Spedding Shipping Co., Tanera Shipping Co., Timpson Shipping Co. and Wester Shipping Co., entered into a loan agreement with a bank for an amount of up to $158,105, in order to partly refinance one term loan and to finance the acquisition cost of the vessels Porto Cheli, Porto Kagio and Porto Germeno. The facility was drawn down in four tranches. On June 4, 2021, the Refinancing tranche of $50,105 and Tranche C of $38,000 were drawn down, on June 7, 2021, Tranche A of $35,000 was drawn down and on June 24, 2021, Tranche B of $35,000 was drawn down. On August 12, 2021, the Company prepaid $7,395.1 due to the sale of vessel Venetiko, on the then outstanding balance. On October 12, 2021 and October 25, 2021, the Company prepaid $6,531 and $6,136, respectively due to the sale of ZIM Shanghai and ZIM New York, on the then outstanding balance. On October 7, 2022, the Company prepaid $6,492, due to the sale of Sealand Illinois, on the then outstanding balance. On May 8, 2023, the loan agreement was amended, resulting in the extension of the repayment period until September 2026 for the Refinancing tranche and until December 2026 for Tranches A and B. As of June 30, 2023, the outstanding balance of the Refinancing tranche of $12,996 is repayable in 13 equal quarterly installments of $989.2 payable from September 2023 to September 2026 and a balloon payment of $136.5, payable together with the last installment. As of June 30, 2023, the outstanding balance of Tranche A of $23,000 is repayable in 14 equal quarterly installments of $1,500, from September 2023 to December 2026 and a balloon payment of $2,000 payable together with the last installment. As of June 30, 2023, the outstanding balance of Tranche B of $23,000 is repayable in 14 equal quarterly installments of $1,500, from September 2023 to December 2026 and a balloon payment of $2,000 payable together with the last installment. On February 1, 2022, the then outstanding balance of Tranche C of $34,730 was fully repaid (Note 11.A.30).

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

21. On June 7, 2021, Novara Shipping Co., Finney Shipping Co., Alford Shipping Co. and Nisbet Shipping Co. entered into a loan agreement with a bank for an amount of up to $79,000, in order to finance the acquisition cost of the vessels Androusa, Norfolk, Gialova and Dyros (Note 7). The first two tranches of the facility of $22,500 each, were drawn on June 10, 2021, the third tranche of $22,500 was drawn on August 25, 2021, while the fourth tranche of $11,500 was drawn on January 18, 2022. On April 24, 2023, following the execution of the loan agreement discussed in Note 11.A.40, the then outstanding balance of $61,895 was fully repaid.

22. On July 8, 2021, the Company entered into a loan agreement with a bank for an amount of up to $62,500, in order to finance the acquisition cost of the vessels Pegasus, Eracle, Peace, Sauvan, Pride, Acuity, Comity and Athena. An aggregate amount of $49,236.3, was drawn during July 2021, an amount of $7,300 was drawn in August 2021 and an amount of $5,963.8 was drawn in October 2021, to finance the acquisition of the eight vessels. On May 25, 2023, the Company prepaid $5,475, due to the sale of vessel Comity (Note 7). As of June 30, 2023, the aggregate outstanding balance of $38,192 is repayable in variable quarterly installments from July 2023 to October 2026 with an aggregate balloon payment of $15,598.8 that is payable together with the respective last installments.

23. On July 9, 2021, the Company entered into a loan agreement with a bank for an amount of up to $81,500, in order to finance the acquisition cost of the vessels Builder, Adventure, Manzanillo, Alliance, Seabird, Aeolian, Farmer and Greneta. Five tranches of the facility with aggregate amount of $44,620 were drawn during July 2021 to finance the acquisition of the first five vessels, one tranche amounting to $12,480 was drawn in August 2021 to finance the acquisition of the vessel Aeolian, one tranche amounting to $13,250 was drawn in October 2021 to finance the acquisition of the vessel Farmer and one tranche amounting to $11,150 was drawn in December 2021 to finance the acquisition of the vessel Greneta. On November 21, 2022, following the execution of the agreement of the loan discussed in Note 11.A.36, the Company fully prepaid the then outstanding balance of $10,220 of the tranche regarding the vessel Greneta. On December 20, 2022, following the execution of the agreement of the loan discussed in Note 11.A.38, the Company fully prepaid the then outstanding balance of $62,788 of the loan.

24. On July 16, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $120,000, in order to finance the acquisition cost of the vessels Bernis, Verity, Dawn, Discovery, Clara, Serena, Parity, Taibo, Thunder, Curacao, Equity and Rose. Three tranches of the facility with an aggregate amount of $34,200 were drawn during July 2021, to finance the acquisition of the first three vessels, three tranches of the facility with an aggregate amount of $28,050 were drawn during August 2021, to finance the acquisition of the subsequent three vessels, three tranches of the facility with an aggregate amount of $27,600 were drawn during September 2021, to finance the acquisition of the subsequent three vessels and three last tranches of the facility with an aggregate amount of $30,150 were drawn during October and November 2021, to finance the acquisition of the last three vessels. On December 21, 2021, the Company prepaid the amount of $38,844 regarding the tranches of vessels Clara, Rose, Thunder and Equity (Note 11.A.27). On January 7, 2022, the Company prepaid the amount of $51,885 regarding the tranches of vessels Bernis, Verity, Dawn, Discovery and Parity (Note 11.A.28). On March 16, 2023, the Company prepaid the amount of $6,985 due to the sale of vessel Taibo (Note 7). On June 20, 2023, following the execution of the loan agreement discussed in Note 11.A.42, the then outstanding balance of $16,310 was fully repaid.

25. On July 27, 2021, Amoroto Marine Corp., Bermeo Marine Corp., Bermondi Marine Corp., Briande Marine Corp., Camarat Marine Corp., Camino Marine Corp., Canadel Marine Corp., Cogolin Marine Corp., Fruiz Marine Corp., Gajano Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Laredo Marine Corp., Onton Marine Corp. and Solidate Marine Corp. amongst others, entered into a hunting license facility agreement with a bank for an amount of up to $125,000, in order to finance the acquisition cost of the vessels Progress, Merida, Miner, Uruguay, Resource, Konstantinos, Cetus, Titan I, Bermondi, Orion, Merchia and Damon, as well as the acquisition of further vessels. Two tranches of the facility with an aggregate amount of $18,000 were drawn during August 2021 to finance the acquisition of the first two vessels, four tranches of the facility with an aggregate amount of $32,430 were drawn during September 2021 to finance the acquisition of the subsequent four vessels, one tranche of the facility with an aggregate amount of $7,347 was drawn during October 2021 to finance the acquisition of the vessel Cetus, three tranches of the facility with an aggregate amount of $33,645 were drawn during November 2021 to finance the acquisition of the subsequent three vessels, one tranche of the facility with an amount of $14,100 was drawn in December 2021 to finance the acquisition of the subsequent vessel and one tranche of the facility with an amount of $13,374 was drawn in January 2022 to the finance the acquisition of the last vessel. On April 29, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. prepaid the aggregate amount $38,020 (Note 11.A.32). On March 23, 2023, the Company prepaid the amount of $5,226 due to the sale of vessel Miner (Note 7). On March 31, 2023, the loan agreement was amended, resulting in the extension of the repayment period until July 2027. As of June 30, 2023, the aggregate outstanding balance of $58,896 is repayable in variable quarterly installments from July 2023 to July 2027 with an aggregate balloon payment of $36,215.5 that is payable together with the respective last installments.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

26. On September 10, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $150,000 in order to finance part of the acquisition cost of dry bulk vessels. On April 19, 2022, the Company terminated the hunting license facility agreement.

27. On December 10, 2021, Dattier Marine Corp., Dramont Marine Corp., Gassin Marine Corp. and Merle Marine Corp. entered into a loan agreement with a bank for an amount of up to $43,500, in order to refinance the term loan of the vessels Equity, Thunder, Rose and Clara discussed in Note 11.A.24. The facility was drawn down on December 20, 2021. On May 11, 2022, the Dattier Marine Corp. prepaid the amount of $10,645, due to the sale of vessel Thunder (Note 7), on the then outstanding balance. On November 21, 2022, following the execution of the agreement of the loan discussed in Note 11.A.36, the Company prepaid the then outstanding balance of $19,562.5 of the tranches regarding the vessels Clara and Rose. On December 20, 2022, following the execution of the agreement of the loan discussed in Note 11.A.38, the Company fully prepaid the then outstanding balance of $9,390 of the loan.

28. On December 24, 2021, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. entered into a loan agreement with a bank for an amount of up to $55,000, in order to refinance the term loan of the vessels Bernis, Verity, Dawn, Discovery and Parity discussed in Note 11.A.24. On January 5, 2022, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. drew down the aggregate amount of $52,525, in order to refinance in part the term loan discussed in Note 11.A.24. As of June 30, 2023, the aggregate outstanding balance of $44,790 is repayable in 15 equal quarterly installments of $1,547.1, from July 2023 to January 2027 and a balloon payment of $21,583 payable together with the last installment.

29. On December 28, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $100,000 in order to finance the acquisition cost of the secondhand dry bulk vessels Pythias, Hydrus, Phoenix, Oracle and Libra (Note 7). During January 2022, the Company drew down the aggregate amount of $56,700. On June 20, 2023, following the execution of the loan agreement discussed in Note 11.A.42, the then outstanding balance of $49,469 was fully repaid.

30. On January 26, 2022, the Company entered into a loan agreement with a bank for an amount of up to $85,000 in order to refinance the term loan discussed in Note 11.A.8, Tranche C of the term loan discussed in Note 11.A.20 and for general corporate purposes. On January 31, 2022, the Company drew down the amount of $85,000. As of June 30, 2023, the outstanding balance of $49,500 is repayable in 11 variable quarterly installments, from July 2023 to January 2026 and a balloon payment of $19,000 payable together with the last installment.

31. On April 5, 2022, Adstone Marine Corp., Barlestone Marine Corp., Bilstone Marine Corp., Cromford Marine Corp., Featherstone Marine Corp., Hanslope Marine Corp., Kinsley Marine Corp., Nailstone Marine Corp., Oldstone Marine Corp., Ravenstone Marine Corp., Rocester Marine Corp., Shaekerstone Marine Corp., Silkstone Marine Corp., Snarestone Marine Corp. and Sweptstone Marine Corp. signed a hunting license loan agreement with a bank for an amount of up to $120,000, in order to partly finance the acquisition of the secondhand dry bulk vessel Norma (Note 7). On April 11, 2022, Adstone Marine Corp. drew down the amount of $10,800. On December 20, 2022, following the execution of the agreement of the loan discussed in Note 11.A.38, the Company fully prepaid the then outstanding balance of $10,125 of the loan.

32. On April 21, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. entered into a loan agreement with a bank for an amount of up to $40,500 in order to refinance the term loan of the vessels Merida, Bermondi, Titan I and Uruguay discussed in Note 11.A.25 and for general corporate purposes. On April 28, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. drew down the amount of $40,500. As of June 30, 2023, the aggregate outstanding balance of $26,900 is repayable in 12 variable quarterly installments, from July 2023 to April 2026 with an aggregate balloon payment of $10,940 that is payable together with the respective last installments.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

33. On May 12, 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. signed a syndicated loan agreement for an amount of up to $500,000 in order to partly refinance the term loans discussed in Notes 11.A.3, 11.A.9, 11.A.10, to refinance the term loans discussed in Notes 11.A.12 and 11.A.19, to finance the acquisition cost of one vessel under a financing agreement discussed in Note 11.B.2, to finance the acquisition cost of the four vessels under the finance leases discussed in Note 12 and for general corporate purposes. During June 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. drew down the aggregate amount of $500,000. As of June 30, 2023, the aggregate outstanding balance of $417,904 is repayable in 16 variable quarterly installments, from September 2023 to June 2027 with an aggregate balloon payment of $89,523.8 that is payable together with the respective last installments.

34. On September 29, 2022, Reddick Shipping Co. and Verandi Shipping Co. signed a loan agreement with a bank for an amount of $46,000 in order to refinance the term loan discussed in Note 11.A.14. On September 30, 2022, Reddick Shipping Co. and Verandi Shipping Co. drew down the amount of $46,000. As of June 30, 2023, the outstanding balance of $38,500 is repayable in 13 variable quarterly installments, from September 2023 to September 2026.

35. On November 11, 2022, Quentin Shipping Co. and Sander Shipping Co. signed a loan agreement with a bank for an amount of $85,000 in order to refinance the term loan discussed in Note 11.A.7. On November 14, 2022, Quentin Shipping Co. and Sander Shipping Co. drew down in two tranches the aggregate amount of $85,000. As of June 30, 2023, the outstanding balance of each tranche of $39,906.2 is repayable in 30 equal quarterly installments of $1,296.9, from August 2023 to November 2030 and a balloon payment of $1,000 payable together with the last installment.

36. On November 17, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp. amongst others, signed a loan agreement with a bank for an amount of $30,000 in order to partly refinance the term loans discussed in Notes 11.A.23 and 11.A.27. On November 22, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp. drew down the amount of $30,000. As of June 30, 2023, the aggregate outstanding balance of $28,023 is repayable in 22 variable quarterly installments, from August 2023 to November 2028 with an aggregate balloon payment of $6,273.8 that is payable together with the respective last installment.

37. On December 14, 2022, Bastian Shipping Co., Cadence Shipping Co., Adele Shipping Co., Raymond Shipping Co., Terance Shipping Co., Undine Shipping Co., Tatum Shipping Co., Singleton Shipping Co., Evantone Shipping Co. and Fortrose Shipping Co. signed a loan agreement with a bank for an amount of $322,830 in order to refinance the term loans discussed in Notes 11.A.2, 11.A.4, 11.A.5, 11.A.6 and 11.A.15 and for general corporate purposes. During January 2023 the aggregate amount of 322,830 was drawn. As of June 30, 2023, the aggregate outstanding balance of $292,450 is repayable in variable quarterly installments, from September 2023 to December 2029 with an aggregate balloon payment of $16,800 that is payable together with the respective last installment.

38. On December 15, 2022, Adstone Marine Corp., Auber Marine Corp., Barlestone Marine Corp., Bilstone Marine Corp., Blondel Marine Corp., Cromford Marine Corp., Dramont Marine Corp., Featherstone Marine Corp., Lenval Marine Corp., Maraldi Marine Corp., Rivoli Marine Corp., Terron Marine Corp. and Valrose Marine Corp. signed a secured floating interest rate loan agreement with a bank for an amount of $120,000 in order to partly refinance the term loans discussed in Notes 11.A.23 11.A.27 and 11.A.31. On December 20, 2022, the amount of $82,885 was drawn down. As of June 30, 2023, the aggregate outstanding balance of $78,679 is repayable in variable quarterly installments, from July 2023 to December 2028 with an aggregate balloon payment of $33,085.7 that is payable together with the respective last installments.

39. As part of the NML acquisition (Note 1) that took place during the six-month period ended June 30, 2023, the Company assumed the loan agreement that NML had entered for one of its vessels. As of June 30, 2023, the outstanding balance of $7,350 is repayable in 11 variable quarterly installments, from August 2023 to February 2026 with an aggregate balloon payment of $900 that is payable together with the respective last installment.

40. On April 19, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. signed a loan agreement with a bank for an amount of $72,000 in order to refinance the term loans discussed in Notes 11.A.10 and 11.A.21. On April 24, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. drew down the amount of $69,000. As of June 30, 2023, the outstanding balance of $69,000 is repayable in 24 equal quarterly installments of $2,500, from July 2023 to April 2029 and a balloon payment of $9,000 payable together with the last installment.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

41. On May 26, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. signed a loan agreement with a bank for an amount of $25,548 in order to refinance the term loans discussed in Notes 11.A.9 and 11.A.13. On May 30, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. drew down the amount of $24,167 in two tranches. As of June 30, 2023, the outstanding balance of Tranche A of $14,187 is repayable in 20 equal quarterly installments of $513.2, from August 2023 to May 2028 and a balloon payment of $3,923 payable together with the last installment. As of June 30, 2023, the outstanding balance of Tranche B of $9,980 is repayable in 20 equal quarterly installments of $361.8, from August 2023 to May 2028 and a balloon payment of $2,744 payable together with the last installment.

42. On June 19, 2023, Archet Marine Corp., Bagary Marine Corp., Bellet Marine Corp., Courtin Marine Corp., Cron Marine Corp., Kinsley Marine Corp., Laudio Marine Corp., Nailstone Marine Corp., Oldstone Marine Corp., Pomar Marine Corp., Ravenstone Marine Corp., Rocester Marine Corp., Silkstone Marine Corp., Snarestone Marine Corp. and Sweptstone Marine Corp. signed a loan agreement with a bank for an amount of up to $150,000 in order to refinance the term loans discussed in Notes 11.A.24 and 11.A.29, as well as the acquisition of further vessels. On June 20, 2023, the amount of $65,779 was drawn down. As of June 30, 2023 the aggregate outstanding balance of $65,779 is repayable in 24 variable quarterly installments, from September 2023 to June 2029 with an aggregate balloon payment of $36,172 that is payable together with the respective last installments.

The term loans discussed above bear interest at Term Secured Overnight Financing Rate (“SOFR”) (applicable to all loans discussed above except the loans discussed in Notes 11.A.18, 11.A.28, 11.A.30, 11.A.39, 11.A.33, 11.A.37 and 11.A.41 and the loan discussed in Note 11.A.17 which bears a fixed rate) or LIBOR (applicable to the loans discussed in Notes 11.A.18, 11.A.28, 11.A.30, and 11.A.39) or Daily Non-Cumulative Compounded SOFR (applicable to the loans discussed in Notes 11.A.33 11.A.37 and 11.A.41), plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 100% to 130%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships. The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements. The total financial liability under these financing agreements is repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements. As of June 30, 2023 and following the delivery of the five newbuilds, the aggregate outstanding amount of their financing arrangements is repayable in various installments from July 2023 to May 2031 including the amount of purchase obligation at the end of each financing agreement. The financing arrangements bear fixed interest and for the six-month period ended June 30, 2023, the interest expense incurred amounted to $8,566, in aggregate, ($8,943 for the six-month period ended June 30, 2022) and is included in Interest and finance costs in the accompanying 2023 consolidated statement of income.

2. On November 12, 2018, the Company entered into a Share Purchase Agreement with York (the “York SPA”). As at that date, the Company assumed the financing arrangements that the five ship-owning companies had entered into for their vessels along with the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as a financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. On May 12, 2020, the outstanding amount of the Company’s obligation to York was fully repaid. On June 17, 2022, following the agreement of the loan discussed in Note 11.A.33, the Company prepaid the then outstanding amount of $77,435 in order to acquire the vessel Triton. As at June 30, 2023, the aggregate outstanding amount of the four financing arrangements is repayable in various installments from August 2023 to October 2028 and a balloon payment for each of the four financing arrangements of $32,022, payable together with the last installment. The financing arrangements bear fixed interest and for the six-month period ended June 30, 2023, the interest expense incurred amounted to $6,384 ($8,587 for the six-month period ended June 30, 2022), in aggregate, and is included in Interest and finance costs in the accompanying consolidated statements of income.

As of June 30, 2023, the aggregate outstanding balance of the financing arrangements under (1) and (2) above was $656,365.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

C. Unsecured Bond Loan (“Bond Loan”)

In May 2021, the Company, through its wholly owned subsidiary, Costamare Participations Plc (the “Issuer”), issued €100 million of unsecured bonds to investors (the “Bond Loan”) and listed the bonds on the Athens Exchange. The Bond Loan will mature in May 2026 and carries a coupon of 2.70%, payable semiannually. The bond offering was completed on May 25, 2021. The trading of the Bonds on the Athens Exchange commenced on May 26, 2021. The net proceeds of the offering were used for the repayment of indebtedness, vessel acquisitions and working capital purposes.

The Bond Loan can be called in part (pro-rata) or in full by the Issuer on any coupon payment date, after the second anniversary and until 6 months prior to maturity. If the Bond Loan is redeemed (in part or in full) on i) the 5th and/or 6th coupon payment date, bondholders will receive a premium of 1.5% on the nominal amount of the bond redeemed, ii) the 7th and/or 8th coupon payment date, bondholders will receive a premium of 0.5% on the nominal amount of the bond redeemed; no premium shall be paid for a redemption occurring on the 9th coupon payment date. In case there is a material change in the tax treatment of the Bond Loan for the Issuer, then the Issuer has the right, at any time, to fully prepay the Bond Loan without paying any premium. The Issuer can exercise the early redemption right in part, one or more times, by pre-paying each time a nominal amount of bonds equal to at least €10 million, provided that the remaining nominal amount of the bonds after the early redemption is not lower than €50 million.

As of June 30, 2023, the outstanding balance of the bond amounted to $108,660. For the six-month period ended June 30, 2023, the interest expense incurred amounted to $1,470 ($1,469 for the six-month period ended June 30, 2022) and is included in Interest and finance costs in the accompanying consolidated statements of income.

The scheduled repayments under the Term Loans, Other Financing Arrangements and Bond loan after June 30, 2023, are in the aggregate as follows:

12-month period ending June 30,	Amount
2024	$337,018
2025	318,826
2026	439,075
2027	399,856
2028	226,539
2029 and thereafter	731,475
Total	$2,452,789

The interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as at December 31, 2022 and June 30, 2023, was in the range 2.99% - 7.47% and 2.64% - 8.84%, respectively. The weighted average interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as at December 31, 2022 and June 30, 2023, was 4.9% and 4.8%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps / caps (discussed in Notes 20 and 22) for the six-month periods ended June 30, 2022 and 2023, amounted to $44,597 and $65,679 , respectively.

D. Financing Costs

The amounts of financing costs included in the loan balances are as follows:

Balance, January 1, 2023	$22,913
Additions	3,384
Amortization and write-off	(4,714)
Balance, June 30, 2023	$21,583
Less: Current portion of financing costs	(5,396)
Financing costs, non-current portion	$16,187

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write-off of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income (Note 20).

12. Right-of-Use Assets, Finance Lease Liabilities, Investment in leaseback vessels and Net investment in Sales-type leases:

(a) Right-of-Use Assets and Finance Lease Liabilities: On July 6, 2016 and July 15, 2016, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the container vessels MSC Athos and the MSC Athens, by entering into a seven-year sale and leaseback transaction for each vessel. In May 2019, a supplemental agreement was signed to the existing sale and leaseback facility with the financial institution for an additional amount of up to $12,000 in order to finance the installation of scrubbers on the containerships MSC Athens and MSC Athos. In September 2020, after the completion of the scrubber installation on the two vessels, the Company drew down the amount of $12,000 and the repayment of the outstanding liability was extended up to 2026. On May 12, 2022, Jodie Shipping Co. and Kayley Shipping Co. signed a syndicated loan agreement for the purpose of financing the acquisition costs of the MSC Athens and the MSC Athos (Note 11.A.33). On June 8, 2022, the Company exercised the options to re-purchase the two above-mentioned container vessels (Note 7) and the two above-mentioned subsidiaries prepaid the corresponding portion of the then outstanding lease liability. At the same date the Company derecognized the right-of-use assets regarding those vessels amounting to $152,982 and recognized vessels owned with the same amount within Vessels and advances, net.

On June 19, 2017, the Company entered into two seven-year sale and leaseback transactions with a financial institution for the container vessels Leonidio and Kyparissia. On May 12, 2022, Simone Shipping Co. and Plange Shipping Co. signed a syndicated loan agreement for the purpose of financing the acquisition costs of the Leonidio and the Kyparissia (Note 11.A.33). On June 15, 2022, the Company exercised the options to re-purchase the two above-mentioned container vessels (Note 7) and the two above-mentioned subsidiaries prepaid the corresponding portion of the then outstanding lease liability. At the same date, the Company derecognized the right-of-use assets regarding those vessels amounting to $34,924 and recognized vessels owned with the same amount within Vessels and advances, net.

On May 12, 2023, the Company (Note 10) entered into a Share Purchase Agreement with York and assumed the related finance lease liability with reference to the sale and leaseback agreement in place dated December 15, 2015. The respective lease arrangement has a remaining duration of 1.9 years and contains a purchase obligation at the end of the lease term. On the acquisition date, the Company accounted for the arrangement as finance lease and recognized the finance lease liability amounting to $28,064, making use of an incremental borrowing rate of 6.04%. As of June 30, 2023, the outstanding amount of the finance lease liability bears fixed interest and is repayable in various installments from July 2023 to April 2025 and a balloon payment of $23,113, payable together with the last installment.

The depreciation with respect to the right-of-use assets under finance lease, charged during the six-month periods ended June 30, 2022 and 2023, amounted to $3,284 and $111, respectively, and is included in Depreciation in the accompanying consolidated statements of income. As of June 30, 2023 and December 31, 2022, the carrying value of the right-of-use assets under finance lease amounted to $39,916 and nil, respectively, and is separately reflected as Finance leases, right-of-use assets, in the accompanying consolidated balance sheet.

Total interest expenses incurred on finance leases, for the six-month periods ended June 30, 2022 and 2023, amounted to $2,109 and $121, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income.

The annual lease payments under the finance lease after June 30, 2023 are in the aggregate as follows:

12-month period ending June 30,	Amount
2024	$4,189
2025	26,386
Total	$30,575
Less: Amount of interest	(2,739)
Total lease payments	$27,836

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The total finance lease liabilities, are presented in the accompanying December 31, 2022 and June 30, 2023 consolidated balance sheet as follows:

	December 31, 2022	June 30, 2023
Finance lease liabilities – current	$-	$2,592
Finance lease liabilities – non-current	-	25,244
Total	$-	$27,836

(b) Investments in leaseback vessels:

As part of the NML acquisition (Note 1), the Company assumed the following vessels under sale and leaseback arrangements:

1. One container vessel that was originally acquired in May 2021 by a wholly owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 4.75 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at Libor plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $9,479. As of June 30, 2023, the outstanding loan receivable balance under the bareboat agreement was $8,603 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

2. One dry bulk vessel that was originally acquired in May 2022 by a wholly owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.5 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $8,439. As of June 30, 2023, the outstanding loan receivable balance under the bareboat agreement was $8,244 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

3. One dry bulk vessel that was originally acquired in December 2022 by a wholly owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at fixed rate. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $15,194. As of June 30, 2023, the outstanding loan receivable balance under the bareboat agreement was $14,621 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

4. One dry bulk vessel that was originally acquired in December 2022 by a wholly owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $6,515. As of June 30, 2023, the outstanding loan receivable balance under the bareboat agreement was $6,324 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

Subsequent to the NML acquisition (Note 1), the Company entered into the following vessels’ acquisitions under sale and lease back arrangements:

1. In March 2023, the Company through a wholly owned subsidiary of NML, acquired one dry-bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2023, the outstanding loan receivable balance under the bareboat agreement was $11,784, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

2. In April 2023, the Company through a wholly owned subsidiary of NML, acquired one dry-bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2023, the outstanding loan receivable balance under the bareboat agreement was $11,879 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

3. In May 2023, the Company through a wholly owned subsidiary of NML, acquired one dry-bulk vessel for $10,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2023, the outstanding loan receivable balance under the bareboat agreement was $10,084 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

4. In June 2023, the Company through a wholly owned subsidiary of NML, acquired one dry-bulk vessel for $9,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2023, the outstanding loan receivable balance under the bareboat agreement was $9,230 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

(c) Net investment in Sales-type leases: In April and May 2023, the container vessels Vela and Vulpecula, respectively, commenced variable rate time charters. The time charters were classified as Sales-type leases and on their commencement dates an aggregate gain of $29,579 was recognized and is included in Gain on sale of vessels, net in the accompanying consolidated statements of income.

The balance of the Net investment in sales-type lease reflected in the accompanying balance sheet is analyzed as follows:

June 30, 2023
Lease receivable	$47,399
Unguaranteed residual value	109
Net investment in sales-type lease vessels	$47,508

Net investment in sales-type lease vessels, current	(14,150)
Net investment in sales-type lease vessels, non-current	$33,358

The following table presents a maturity analysis of the lease payments on sales-type leases over the next five years and thereafter, as well as a reconciliation of the undiscounted cash flows to the net investment in the lease receivables recognized in the consolidated balance sheet at June 30, 2023.

12-month period ending June 30,	Amount
2024	$68,358
2025	53,245
2026	6,745
2027	5,606
2028	4,567
Total undiscounted cash flows	$138,521
Present value of lease payments*	$47,399

*The difference between the present value of the lease payments and the net investment in the lease balance in the balance sheet, is due to the vessels unguaranteed residual value, which is included in the net investment in the lease balance but is not included in the future lease payments.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

13. Operating lease Right-of-Use Assets and Liabilities:

During the six-month period ended June 30, 2023 the Company chartered-in 53 third-party vessels though its CBI dry bulk operating platform. The carrying value of the operating lease liabilities and corresponding right-of-use assets recognized in connection with the time charter-in vessel arrangements as of June 30, 2023 amounted to $301,801. To determine the operating lease liability at each lease commencement, the Company used incremental borrowing rates since the rates implicit in each lease were not readily determinable. For the operating charter-in arrangements that have commenced during the six-month period ended June 30, 2023, the Company used incremental borrowing rates ranging between 5.20% and 7.07% and the respective weighted average remaining lease term as of June 30, 2023 was 2.50 years. The payments required to be made after June 30, 2023, for the outstanding operating lease liabilities of the time charter-in vessel agreements with an initial term exceeding 12 months, recognized on the balance sheet, are as follows:

12-month period ending June 30,	Amount
2024	$172,528
2025	75,054
2026	57,090
2027	20,715
Total	$325,387
Discount based on incremental borrowing rate	(23,586)
Operating lease liabilities, including current portion	$301,801

14. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2022 and June 30, 2023, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As at December 31, 2022, the net accrued charter revenue, totaling ($20,349), comprises of $10,885 separately reflected in Current assets, $11,627 separately reflected in Non-current assets, and ($42,861) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2022 balance sheet. As at June 30, 2023, the net accrued charter revenue, totaling ($20,881), comprises of $10,158 separately reflected in Current assets, $12,509 separately reflected in Non-current assets, and ($43,548) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2023 balance sheet. The maturities of the net accrued charter revenue as of June 30 of each 12-month period presented below are as follows:

12-month period ending June 30,	Amount
2024	$(2,048)
2025	(7,807)
2026	(9,383)
2027	(1,643)
Total	$(20,881)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2022 and as of June 30, 2023, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) the unamortized balance of the Time charter assumed liability associated with the acquisition of Polar Brasil discussed in Note 10, with charter party assumed at value below its fair market value at the date of delivery of the vessel. During the six-month period ended June 30, 2023, the amortization of the liability amounted to $69 and is included in Voyage revenue in the accompanying 2023 consolidated statement of income.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	December 31, 2022	June 30, 2023
Hires collected in advance	$16,906	$38,775
Charter revenue resulting from varying charter rates	42,861	43,548
Unamortized balance of charters assumed	-	1,381
Total	$59,767	$83,704
Less current portion	(25,227)	(52,362)
Non-current portion	$34,540	$31,342

The Company recorded $14,417 as unearned revenue related to voyage charter agreements in progress as of June 30, 2023, which will be recognized in earnings during the 12-month period following the balance sheet date, as the performance obligations will be satisfied in that period.

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased the 60% equity interest it did not previously own, in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus. Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. On March 29, 2021, the Company purchased the 51% equity interest it did not previously own, in the company owning the containership Cape Artemisio. Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 4.3 years. As of December 31, 2022 and June 30, 2023, the aggregate balance of time charter assumed (current and non-current) was $667 and $568, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the six-month periods ended June 30, 2022 and 2023, the amortization expense of Time charter assumed amounted to $98 and $98, respectively, and is included in Voyage revenue in the accompanying consolidated statements of income.

15. Commitments and Contingencies

(a) Charters-out: As of June 30, 2023, future minimum revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, charter-out contracts, are as follows:

12-month period ending June 30,	Amount
2024	$911,874
2025	730,379
2026	513,471
2027	248,851
2028	212,405
2029 and thereafter	409,013
Total	$3,025,993

The above calculation includes the charter-out arrangements of the Company’s vessels in operation and third party vessels chartered-in as at June 30, 2023, but excludes the charter-out arrangements of: ten dry bulk vessels in operation for which their time charter rate is index-linked and 26 voyages for which their rate is index-linked. These arrangements as at June 30, 2023, have remaining terms of up to 99 months.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(b) Charter-in commitments: As of June 30, 2023, the Company’s future minimum lease commitments under the Company’s charter-in contracts for undelivered vessels, are as follows:

12-month period ending June 30,	Amount
2024	$5,872
2025	5,849
2026	4,346
Total	$16,067

The above calculation includes the time charter arrangements of the third-party vessels chartered-in as at June 30, 2023, with a fixed rate, but excludes the floating rate part of time charter arrangements of one third party dry bulk vessel and the time charter arrangements of four third party dry bulk vessels for which their time charter rate is entirely index-linked.

(c) Capital Commitments: Capital commitments of the Company as of June 30, 2023, were $43,525 in the aggregate, consisting of payments through the Company’s equity (i) in relation to the balance amount payable for the acquisition of the dry bulk vessel Aquaenna (tbr Enna) (Note 7 and 25(c)) and (ii) in relation to the acquisition cost of the dry bulk vessel Aquarange (tbr Dorado) (Note 7).

(d) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents or suppliers relating to the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or of any contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities not covered by insurance which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

A subsidiary of the Company and Costamare Shipping are defendants and third-party defendants in lawsuits pending in the United States Court for the Central District of California relating to liabilities associated with damage to a pipeline and an oil spill that occurred in October 2021 off the coast of Long Beach, California.  The oil spill was caused by the rupture of a pipeline owned by Amplify Energy Corp. and certain affiliates (“Amplify”).  The claimants in the lawsuit allege that a vessel owned by one of the Company’s subsidiaries, the containership Beijing, dragged its anchor across the pipeline many months prior to the rupture, during a severe heavy wind event when numerous other vessels were unable to hold their ground and dragged their anchors, and contributed to the spill. The complaint alleges that a vessel owned by another containership company also dragged its anchor across the pipeline on the same day.

On February 8, 2023, the Company’s subsidiary, together with the other containership company, reached an agreement to resolve a putative class action claim for economic losses and property damage allegedly incurred by individuals and businesses affected by the oil spill, which is subject to court approval. Further, the Company’s subsidiary, together with the other containership company, reached agreements in February and April 2023 with the other parties that were actively asserting claims related to the oil spill, including having reached agreements to resolve claims asserted by Amplify and subrogation claims that were asserted by or could be asserted by a number of Amplify’s insurers relating to property damage, loss of production, and liabilities triggered by the discharge of oil from Amplify’s pipeline.  In connection with these settlements, neither the Company’s subsidiary or Costamare Shipping have admitted liability. The Company believes that any payments that will be required under these settlement agreements will be fully covered by insurance. The Company also believes that adequate insurance is in place to cover any liability, if any should arise, from other claims that may be pursued against the Company’s subsidiary.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

16. Redeemable Non-controlling Interest

The Company through its wholly owned subsidiary Costamare Bulkers Holdings Limited (“CBHL”), has participated with three other investors (the “Other Investors”) in the share capital increase by CBI whereby (i) CBHL became the holder of 100,000,000 common shares of CBI (representing 92.5% of the issued share capital of CBI) in exchange of $100,000 and (ii) the three Other Investors acquired, in aggregate, 8,108,108 common shares of CBI (representing 7.5% of the issued share capital of CBI) in exchange of $3,750. On November 14, 2022, CBHL and the Other Investors entered into a shareholders agreement to regulate the operation of CBI. Pursuant to the shareholders agreement, an Other Investor can sell its shares in CBI at any time after the earlier of (i) the date that the service contract (Note 3(e)) (the “Service Contract”) of the beneficial owner of that Other Investor is terminated without cause by the relevant employer and (ii) November 22, 2025. In the event that the relevant Other Investor seeks to sell its shares, according to the terms of the shareholders’ agreement it can do so by: (a) first offering all (and not part) of its shares to the remaining Other Investors; (b) if the remaining Other Investors don't accept to purchase all the offered shares, secondly by offering its shares to the Company; (c) if the Company does accept to purchase all the offered shares, thirdly by offering the shares to any third party; and (d) if no third party accepts to buy all the offered shares, fourthly by serving notice (the “Put Notice”) on the Company to purchase the offered shares at a cash price equaling 70% or, in the case the Service Contract was terminated without cause, 100% of their fair market value at the time of such Put Notice. In that case, the Company shall in effect redeem to the relevant Other Investor the whole or part of the value of its shares.

Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests it was initially determined that the shareholders agreement contains provisions that require the Company to repurchase the non-controlling equity interest upon an occurrence of a specific triggering event that is not solely within control of the Company, and as such the Company classified the redeemable non-controlling interest outside of permanent equity. Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests as of June 30, 2023, the Company determined in accordance with authoritative accounting guidance that it was not probable that an event otherwise requiring redemption of any redeemable noncontrolling interest would occur (i.e., the date for such event was not set or such event is not certain to occur). Therefore, none of the redeemable noncontrolling interests were identified as mandatorily redeemable interests at such times, and the Company did not record any values in respect of any mandatorily redeemable interests. Therefore, the redeemable non-controlling interest was adjusted only for the portion of comprehensive income / (loss) of the period. The changes to redeemable non-controlling interest in subsidiary during the six-month period ended on June 30, 2023, were as follows:

Temporary equity – Redeemable non-controlling interest in subsidiary	Amount
Balance, December 31, 2022	$3,487
Net loss attributable to redeemable non-controlling interest	(4,314)
Balance, June 30, 2023	$(827)

17. Common Stock and Additional Paid-In Capital:

(a) Common Stock: During each of the six-month periods ended June 30, 2022 and 2023, the Company issued 299,200 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the six-month period ended June 30, 2023.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in the Company’s common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2022, the Company issued 2,454,909 shares at par value of $0.0001 to its common stockholders, at an average price of $12.3142 per share. During the six-month period ended June 30, 2023, the Company issued 882,207 shares, at par value of $0.0001 to its common stockholders, at an average price of $8.9868 per share.

On November 30, 2021, the Company approved a share repurchase program of up to a maximum $150,000 of its common shares and up to $150,000 of its preferred shares. The timing of repurchases and the exact number of shares to be purchased will be determined by the Company’s management, in its discretion. During the year ended December 31, 2022, the Company repurchased, under the share repurchase program, 4,736,702 common shares at an aggregate cost of $60,095. During the six-month period ended June 30, 2023, the Company repurchased, under the share repurchase program, 3,470,587 common shares at an aggregate cost of $31,161.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As of June 30, 2023, the aggregate issued share capital was 128,219,820 common shares at par value of $0.0001. As of June 30, 2023 the issued share capital outstanding after deducting the treasury stock repurchased was 120,012,531 common shares.

(b) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015, December 2016, May 2017 and January 2018 and the net proceeds received from the issuance of such shares excluding the shares bought back during the year ended December 31, 2020 and 2022 and the six-month period ended June 30, 2023, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3), (iv) the difference between the par value of the shares issued under the Plan and (v) in cases where capital increase take place in a subsidiary through shares issuance, the difference between the cash contributed from the non-controlling interests and the share of subsidiary’s equity acquired from the non-controlling interests.

(c) Dividends declared and / or paid: During the six-month period ended June 30, 2022, the Company declared and paid to its common stockholders (i) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $10,745 in cash and issued 274,939 shares pursuant to the Plan for the fourth quarter of 2021 and (ii) $0.615 per common share and, after accounting for shareholders participating in the Plan, the Company paid $57,479 in cash and issued 1,420,709 shares pursuant to the Plan for the first quarter of 2022. During the six-month period ended June 30, 2023, the Company declared and paid to its common stockholders (i) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $10,219 in cash and issued 384,177 shares pursuant to the Plan for the fourth quarter of 2022 and (ii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $10,043 in cash and issued 498,030 shares pursuant to the Plan for the first quarter of 2023.

During the six-month period ended June 30, 2022, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2021 to January 14, 2022 and (ii) $939, or $0.476563 per share for the period from January 15, 2022 to April 14, 2022. During the six-month period ended June 30, 2023, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2022 to January 14, 2023 and (ii) $939, or $0.476563 per share for the period from January 15, 2023 to April 14, 2023.

During the six-month period ended June 30, 2022, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2021 to January 14, 2022 and (ii) $2,111, or $0.531250 per share for the period from January 15, 2022 to April 14, 2022. During the six-month period ended June 30, 2023, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2022 to January 14, 2023 and (ii) $2,111, or $0.531250 per share for the period from January 15, 2023 to April 14, 2023.

During the six-month period ended June 30, 2022, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2021 to January 14, 2022 and (ii) $2,180, or $0.546875 per share for the period from January 15, 2022 to April 14, 2022. During the six-month period ended June 30, 2023, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2022 to January 14, 2023 and (ii) $2,180, or $0.546875 per share for the period from January 15, 2023 to April 14, 2023.

During the six-month period ended June 30, 2022, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share for the period from October 15, 2021 to January 14, 2022 and (ii) $2,537, or $0.554688 per share for the period from January 15, 2022 to April 14, 2022. During the six-month period ended June 30, 2023, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share for the period from October 15, 2022 to January 14, 2023 and (ii) $2,537, or $0.554688 per share for the period from January 15, 2023 to April 14, 2023.

18. Earnings per share

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during the six-month periods ended June 30, 2022 and 2023, amounted to $15,448.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	For the six-month period ended June 30,
	2022	2023
	Basic EPS	Basic EPS
Net income	$245,024	$216,258
Less: Net loss attributable to non-controlling interest in subsidiaries	-	3,997
Net income attributable to Costamare Inc.	245,024	220,255
Less: paid and accrued earnings allocated to Preferred Stock	(15,448)	(15,448)
Net income available to common stockholders	229,576	204,807
Weighted average number of common shares, basic and diluted	124,228,628	122,560,175
Earnings per common share, basic and diluted	$1.85	$1.67

19. Voyage Revenues:

The following table shows the voyage revenues earned from time charters and voyage charters during the six-month periods ended June 30, 2022 and 2023:

	For the six-month period ended June 30,
	2022	2023
Time charters	$558,937	$480,733
Voyage charters and Contracts of Affreightment	-	122,240
Finance income in sales-type leases	-	11,739
Total	$558,937	$614,712

20. Interest and Finance Costs:

The Interest and finance costs in the accompanying consolidated statements of income are as follows:

	For the six-month period ended June 30,
	2022	2023
Interest expense	$43,966	$73,954
Derivatives effect	2,742	(8,155)
Amortization and write-off of financing costs	5,615	4,702
Amortization of excluded component related to cash flow hedges	54	1,272
Bank charges and other financing costs	2,834	1,564
Total	$55,211	$73,337

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

21. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. The Company believes that its subsidiaries that are engaged in the dry bulk operating platform business and in the sale and leaseback business are not subject to tax on their income in their respective countries of incorporation.

The vessel-owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation the relevant vessel-owning companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended.

22. Derivatives:

(a) Interest rate and Cross-currency swaps and interest rate caps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates and foreign currencies by entering into interest rate swaps, interest rate caps and cross-currency rate swap agreements with varying start and maturity dates.

The interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR or SOFR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, these interest rate derivatives instruments qualified for hedge accounting. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Accumulated Other Comprehensive Income” and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance costs. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain / (Loss) on derivative instruments.

During the six-month period ended June 30, 2023, the Company entered into four interest rate cap agreements with a facility counterparty relating to the loans discussed in Note 11.A.20, 11.A.33 and 11.A.42, with an aggregate notional amount of $333,727 to limit the maximum interest rate on the variable-rate debt of the mentioned loans and limit exposure to interest rate variability when three-month SOFR or Daily Compounded SOFR exceeds 2.53%-3.50%.  In addition, during the six-month period ended June 30, 2023, the Company entered into two interest rate cap agreements with a facility counterparty relating to the loans discussed in Note 11.A.37 and Note 11.A.25, with an aggregate notional amount of $310,646 to limit the maximum interest rate on the variable-rate debt of the mentioned loans and limit exposure to interest rate variability when three-month SOFR or Daily Compounded SOFR exceeds 2.74%-3.00%. The interest rate caps were accounted for as cash flow hedges because they are expected to be highly effective in hedging exposure to variable rate interest payments under the respective loans. The Company assessed at the inception of these interest rate caps that only intrinsic value shall be included in the assessment of hedge effectiveness. The Company paid a premium of $21,062 in aggregate, representing the time value of the interest rate caps at their inception. The time value has been excluded from the assessment of hedge effectiveness and is being recognized in earnings using a systematic and rational method over the duration of the respective interest rate caps. Changes in the fair value of the interest rate caps are reported within Accumulated other comprehensive income. The interest rate caps mature during the period from 2024 to 2029.

Furthermore, the Company entered into an interest rate swap agreement with notional amount of $45,231, which met hedge accounting criteria according to ASC 815 related to the loan discussed in Note 11.A.17.

During the six-month period ended June 30, 2023, the Company terminated the interest rate caps related to the loans discussed in Note 11.A.5, 11.A.20, 11.A.24, 11.A.25 and 11.A.29 and received the aggregate amount of $9,217, which is included in Loss on derivative instruments, net in the accompanying 2023 statement of income. Additionally, the Company terminated three interest rate swaps relating to the loan discussed in Note 11.A.6 and received the amount of $7,597 in aggregate, which is included in Loss on derivative instruments, net in the accompanying 2023 statement of income.

During the year ended December 31, 2022, the Company entered into eight interest rate cap agreements with a facility counterparty relating to the loan discussed in Note 11.A.22, with a total notional amount of $54,784 to limit the maximum interest rate on the variable-rate debt of the mentioned loan and limit exposure to interest rate variability when three-month LIBOR exceeds 1.50%. Furthermore, during the same period, the Company entered into 12 interest rate cap agreements with other counterparties relating to the loans discussed in Notes 11.A.5, 11.A.20, 11.A.24, 11.A.25, 11.A.28, 11.A.29 and 11.A.33, with a total notional amount of $562,285 to limit the maximum interest rate on the variable-rate debt of the mentioned loans and limit exposure to interest rate variability when three-month LIBOR or SOFR exceeds 3.00%. The interest rate caps were accounted for as cash flow hedges because they are expected to be highly effective in hedging exposure to variable rate interest payments under the loans discussed in Notes 11.A.5, 11.A.20, 11.A.22, 11.A.24, 11.A.25, 11.A.28, 11.A.29 and 11.A.33. The Company assessed at the inception of these interest rate caps that only intrinsic value shall be included in the assessment of hedge effectiveness. The Company paid a premium of $12,948 in aggregate, representing the time value of the interest rate caps at their inception. The time value has been excluded from the assessment of hedge effectiveness and is being recognized in earnings using a systematic and rational method over the duration of the respective interest rate caps. Changes in the fair value of the interest rate caps are reported within Accumulated other comprehensive income. The interest rate caps mature during the period from July 2024 to January 2028.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The fair value of these interest rate cap derivative instruments outstanding as of June 30, 2023 amounted to an asset of $41,691 ($24,939 as of December 31, 2022) and is included in the Fair value of derivatives current and non-current in the accompanying June 30, 2023 consolidated balance sheet.

As of June 30, 2023, the notional amount of the two cross-currency swaps was $122,375 in the aggregate. The principal terms of the two cross-currency swap agreements are as follows:

Effective date	Termination date	Notional amount (Non-amortizing) on effective date in Euro	Notional amount (Non-amortizing) on effective date in USD	Fixed rate (Costamare receives in Euro)	Fixed rate (Costamare pays in USD)	Fair value June 30, 2023 (in USD)

21/5/2021	21/11/2025	€50,000	$61,175	2.70%	4.10%	$(6,663)
25/5/2021	21/11/2025	€50,000	$61,200	2.70%	4.05%	$(6,870)
					Total fair value	$(13,533)

At December 31, 2022 and June 30, 2023, the Company had interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements with an outstanding notional amount of $1,094,930 and $1,370,993, respectively. The fair value of these derivatives outstanding as at December 31, 2022 and June 30, 2023 amounted to a net asset of $44,918 and a net asset of $54,184, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these derivatives ranges between July 2024 and March 2031.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swap, cross-currency rate swap and interest rate cap amounts to $28,574.

(b) Interest rate swaps/ interest rate caps/ cross currency swaps that do not meet the criteria for hedge accounting: As of June 30, 2023, the Company did not hold any interest rate swaps or interest rate caps or cross currency swaps that do not qualify for hedge accounting.

(c) Foreign currency agreements: As of June 30, 2023, the Company holds 30 Euro/U.S. dollar forward agreements totaling $93,600 at an average forward rate of Euro/U.S. dollar 1.0696, expiring in monthly intervals up to December 2025.

As of June 30, 2023, the Company through CBI holds six Singapore dollar/U.S. dollar forward agreements totaling $3,187 at an average forward rate of Singapore dollar/U.S. dollar 1.3360, with settlements up to December 2023.

As of December 31, 2022, the Company was engaged in 36 Euro/U.S. dollar forward agreements totaling $108,600 at an average forward rate of Euro/U.S. dollar 1.0690, expiring in monthly intervals up to December 2025.

As of December 31, 2022, the Company through CBI was engaged in eight Singapore dollar/U.S. dollar forward agreements totaling $7,336 at an average forward rate of Singapore dollar/U.S. dollar 1.3411, with settlements up to December 2023.

The total change of forward contracts fair value for the six-month period ended June 30, 2023, was a gain of $909 (loss of $720 for the six-month period ended June 30, 2022) and is included in Loss on derivative instruments, net in the accompanying consolidated statements of income. The fair value of the forward contracts as at December 31, 2022 and June 30, 2023, amounted to an asset of $2,379 and an asset of $3,288, respectively.

(d) Forward Freight Agreements (“FFAs”) and Bunker swap agreements: As of June 30, 2023, the Company had a series of FFAs and bunker swap agreements, none of which qualify for hedge accounting. As of December 31, 2022, the Company had six FFAs and one bunker swap agreement, none of which qualify for hedge accounting.

The fair value of these derivatives outstanding as of December 31, 2022 and June 30, 2023 amounted to a net asset of $96 and a net liability of $17,522, respectively. As of June 30, 2023, the Company deposited cash collateral related to its FFA derivative instruments of $47,531, which is recorded within margin deposits in the accompanying consolidated balance sheet. The amount of collateral to be posted is defined in the terms of the respective agreement executed with counterparties and is required when the agreed upon threshold limits are exceeded.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	Derivatives	Derivatives
	Assets-Current	Assets-Non-Current
FFAs	$2,842	$3,537
Bunker swaps	26	-
Interest rate swaps	9,876	16,150
Interest rate caps	20,909	20,782
Forward currency contracts	1,459	1,829
Total gross derivative contracts	$35,112	$42,298

Amounts offset
Counterparty netting	(2,868)	(3,131)
Total derivative assets, June 30, 2023	$32,244	$39,167

	Derivatives	Derivatives
	Liabilities-Current	Liabilities-Non-Current
FFAs	$(20,666)	$(3,131)
Bunker swaps	(130)	-
Cross-currency rate swaps	(2,211)	(11,322)
Total gross derivative contracts	$(23,007)	$(14,453)

Amounts offset
Counterparty netting	2,868	3,131
Total derivative liabilities, June 30, 2023	$(20,139)	$(11,322)

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The Effect of Derivative Instruments for the six-month periods ended
June 30, 2022 and 2023
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative
	2022	2023
Interest rate swaps and cross-currency swaps	$26,236	$(5,967)
Interest rate caps (included component)	3,743	20,316
Interest rate caps (excluded component) (1)	(2,892)	(15,063)
Reclassification to Interest and finance costs	1,642	(8,155)
Reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs	54	1,272
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation	31	31
Total	$28,814	$(7,566)

(1) Excluded component represents interest rate caps instruments time value.

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2022	2023
Hedging interest rate swaps and caps	Loss on derivative instruments, net	$-	$12,160
Non-hedging interest rate swaps	Loss on derivative instruments, net	(190)	(283)
Forward Freight Agreements	Loss on derivative instruments, net	-	(19,724)
Bunker swap agreements	Loss on derivative instruments, net	-	(48)
Forward currency contracts	Loss on derivative instruments, net	(720)	909
Total		$(910)	$(6,986)

23. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 11.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), equity method investments and derivative contracts (interest rate swaps, interest rate caps, cross-currency rate swaps, foreign currency contracts, FFAs and bunkers swap agreements). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable and receivables from sales-type leases by performing ongoing credit evaluations of its customers’ and investees’ financial condition, receives charter hires in advance and generally does not require collateral for its accounts receivable. For investments in leaseback vessels the Company is exposed to a limited degree of credit risk since through this type of arrangements the receivable amounts are secured by the legal ownership on each of the vessels acquired. Credit risk in leaseback vessels is managed through setting receivable amounts appropriate for each vessel based on information obtained from the vessel’s third party independent valuations and the counterparties’ lending history. In addition, the Company follows standardized established policies which include monitoring of the counterparties’ financial performance, debt covenants (including vessels values), and shipping industry trends.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of short-term investments and accounts payable, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates and investment in leaseback vessels with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 11.B, and the term loan with fixed interest rates discussed in Note 11.A.17, the fair value of investment in leaseback vessels with fixed interest rate discussed in Note 12(b)(3), the fair value of the interest rate swap agreements, the cross-currency rate swap agreements, the interest rate cap agreements, the foreign currency agreements, the FFAs and the bunker swap agreement discussed in Note 22 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

The fair value of other financing arrangements with fixed interest rates discussed in Note 11.B determined through Level 2 of the fair value hierarchy as of June 30, 2023, amounted to $582,835 in the aggregate ($600,416 in the aggregate at December 31, 2022). The fair value of the term loan with fixed interest rates discussed in Note 11.A.17, determined through Level 2 of the fair value hierarchy as of June 30, 2023, amounted to $111,719 ($116,311 at December 31, 2022). The fair value of investment in leaseback vessels with fixed rate discussed in Note 12(b)(3) determined through Level 2 of the fair value hierarchy as of June 30, 2023, amounted to $14,490. The fair value of the Company’s other financing arrangements (Note 11.B), term loan with fixed interest rates discussed in Note 11.A.17 and investment in leaseback vessels discussed in Note 12(b)(3), are estimated based on the future swap curves currently available and remaining maturities as well as taking into account the Company’s creditworthiness.

The fair value of the interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements discussed in Note 22(a) and (b) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2022 and June 30, 2023, the fair value of these derivative instruments in aggregate amounted to a net asset of $44,918 and a net asset of $54,184, respectively.

The fair value of the forward currency contracts discussed in Note 22(c) and the forward freight agreements and bunker swap agreements discussed in Note 22(d) determined through Level 2 of the fair value hierarchy as at December 31, 2022 and June 30, 2023, amounted to a net asset of $2,475 and a net liability of $14,234, respectively.

The fair value of the Bond Loan discussed in Note 11.C determined through Level 1 of the fair value hierarchy as at June 30, 2023, amounted to $102,262 ($102,394 at December 31, 2022).

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts - asset position	$2,379	$-	$2,379	$-
Forward Freight Agreements - asset position	108		108
Bunker swap agreements - liability position	(12)		(12)
Interest rate swaps - asset position	35,877	-	35,877	-
Interest rate caps - asset position	24,939	-	24,939	-
Cross-currency rate swaps - liability position	(15,898)	-	(15,898)	-
Total	$47,393	$-	$47,393	$-

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	June 30, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-asset position	$3,288	$-	$3,288	$-
Forward Freight Agreements-asset position	406	-	406	-
Forward Freight Agreements-liability position	(17,824)	-	(17,824)	-
Bunker swap agreements-liability position	(104)	-	(104)	-
Interest rate swaps-asset position	26,026	-	26,026	-
Interest rate caps-asset position	41,691	-	41,691	-
Cross-currency rate swaps-liability position	(13,533)	-	(13,533)	-
Total	$39,950	$-	$39,950	$-

24. Comprehensive Income:

During the six-month period ended June 30, 2022, Accumulated other comprehensive loss decreased with net gains of $28,814 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $25,115), plus the settlements to net income of derivatives that qualify for hedge accounting (gain of $1,642), (ii) the effective portion of changes in fair value of cash flow hedges (gain of $1,972), (iii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $54) and (iv) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($31).

During the six-month period ended June 30, 2023, Accumulated other comprehensive income decreased with net losses of $7,566 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $1,079), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $8,155), (ii) the effective portion of changes in fair value of cash flow hedges (gain of $365), (iii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $1,272) and (iv) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($31).

25. Subsequent Events:

(a)

Declaration and payment of dividends (common stock): On July 3, 2023, the Company declared a dividend of $0.115 per share on the common stock, which was paid on August 7, 2023, to holders of record of common stock as of July 20, 2023.

(b)

Declaration and payment of dividends (preferred stock Series B, Series C, Series D and Series E): On July 3, 2023, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock, $0.546875 per share on the Series D Preferred Stock and $0.554688 per share on the Series E Preferred Stock, which were all paid on July 17, 2023 to holders of record as of July 14, 2023.

(c)	Vessels’ acquisition: On August 3, 2023, pursuant to the Memorandum of Agreement dated June 12, 2023, the dry bulk vessel Aquaenna (tbr Enna) was delivered to the Company (Note 7).

(d)	Investment in leaseback vessels:

In July 2023, the Company, through four wholly owned subsidiaries of NML, acquired four Chemical Oil Tankers at an aggregate price of $40,000 ($10,000 per vessel) and leased each vessel back to the respective seller under bareboat charter agreements for a period of 5.0 years. Each seller-lessee has the obligation to purchase the respective vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under each of the bareboat charter agreements bear interest at SOFR plus a margin.

Furthermore, in July 2023, the Company, through NML, signed commitment letters, subject to final documentation, with third party shipowners to acquire five vessels under sale and bareboat agreements, under which the vessels will be chartered back to the sellers under bareboat charter agreements, for an aggregate amount of up to $71.2 million.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(e)	Repurchase of common stock: In July 2023 and August 2023, the Company repurchased 2,797,221 common shares for a total cost of $28,839 pursuant to the share repurchase program discussed in Note 17(a).

(f)	New loan agreement: In July 2023, the Company, through NML entered into a loan agreement with a bank for an amount of $36,000 in order to finance part of the acquisition cost of four vessels (Note 25(d)). On July 12, 2023, an aggregate amount of $36,000 was drawn down.